Exhibit 99.1

Management’s Discussion & Analysis

and Audited Consolidated Financial Statements

For the year ended December 31, 2007

Contents

Letter to Our Unitholders	1

Management’s Discussion and Analysis	4

Management’s Report	30

Report of Independent Registered Public Accounting Firm	31

Auditors’ Report to the Unitholders	32

Consolidated Financial Statements	33

Notes to the Consolidated Financial Statements	36

Investor and Corporate Information	52-IBC

Abbreviations

bbl	barrel (oil or natural gas liquids)
mmbbl	million barrels
bbls per day or
bbls/day or bbls/d	barrels per day
boe	barrels of oil equivalent (based on 6 mcf of natural gas equals one barrel of oil)
boe/d	barrels of oil equivalent per day
mmboe	million barrels of oil equivalent
mcf	thousand cubic feet (natural gas)
mcf/d	thousand cubic feet per day
mmcf	million cubic feet
mmcf per day or
mmcf/day or
mmcf/d	million cubic feet per day
NGL	natural gas liquids
GJ	gigajoule
bcf	billion cubic feet
API	American Petroleum Institute
TSX	Toronto Stock Exchange
NYSE	New York Stock Exchange
WTI	West Texas Intermediate
MW	megawatt
MWh	megawatt-hour

Conversions of Units

Imperial	Metric
1 ton	0.907 tonnes
1.102 tons	1 tonne
1 acre	0.40 hectares
2.5 acres	1 hectare
1 bbl	0.159 cubic metres
6.29 bbls	1 cubic metre
1 mcf	28.2 cubic metres
.035 mcf	1 cubic metre
1 mile	1.61 kilometres
0.62 miles	1 kilometre

Unless otherwise stated, all financial sums are stated in Canadian dollars.

LETTER TO OUR UNITHOLDERS

Penn West Energy Trust (“Penn West”) has, since converting to an energy trust in May 2005, doubled its producing asset base to create North America’s largest energy trust. Sheer size does not determine success. In order to move forward, we need to successfully integrate the assets that we have acquired while continuing to develop an inventory of exploration and development projects. Looking forward, we believe that success can be built on a business model that focuses on the following core strategy:

•      Exercising financial discipline;

•      Managing a significant scale of operations with high working interests;

•      Maintaining a strong and diversified balance sheet;

•      Securing and maintaining a high quality, balanced asset base; and

•      Developing a suite of conventional and unconventional projects with mid to long-term economic potential.

In order to better execute our business plan with key focus on exploration, development and enhanced recovery, we have moved to strengthen our executive team and focus our energy on maximizing operating efficiency while we continue to develop our strong asset base and add to our inventory of future investment opportunities. In February 2008, Murray Nunns joined Penn West as President and Chief Operating Officer. As a professional geologist with a track record of success, Murray will chart Penn West’s medium to long-term strategy for developing and enhancing our asset base. In order to maintain a sharp focus on maximizing operating efficiencies and developing our enhanced recovery opportunities, David Middleton, as Executive Vice President, will focus on the day to day operations of Penn West and on providing strategic direction for the development of our enhanced oil recovery programs, including the advancement of our initiatives to revitalize our legacy light oil assets through new technologies including the capture and sequestration of greenhouse gases.

In the fourth quarter of 2007, oil prices were at record highs in U.S. dollar terms, natural gas prices remained relatively weak, the Canadian dollar remained firm against the U.S. dollar and financial markets were highly volatile with longer-term bond yields falling to cyclical lows.

Penn West executed a $211 million capital program in the fourth quarter of 2007 with a total of 43 net wells drilled. Production in the fourth quarter of 2007 was approximately 128,000 barrels of oil equivalent (“boe”) per day weighted 57 percent to oil and natural gas liquids excluding any contribution from our previously announced Vault Energy Trust (“Vault”) or Canetic Resources Trust (“Canetic”) acquisitions. Average operating netbacks continued to be strong at $32.54 per boe compared to $27.81 per boe in the fourth quarter of 2006, partially due to our initiatives to contain the industry-wide increases in operating costs. Netbacks from light oil (oil in excess of 20 degrees API) and natural gas liquids reached $44.33 per boe, or 41 percent higher than in the fourth quarter of 2006. Funds flow was $347 million ($1.44 per unit basic) in the fourth quarter of 2007, 14 percent higher than in the same quarter of 2006. Our distribution payout ratio in the fourth quarter of 2007 was 71 percent, consistent with our targets.

Penn West invested extensively in and focused on both its conventional and non-conventional prospects in 2007. Consistent with many capital programs in Penn West’s 15 year history, a significant portion of our 2007 capital program was allocated to ensuring the organization is on track for future success. We executed a $1.2 billion total capital program in 2007 including $699 million of exploration, development and optimization activities, net asset acquisitions of $441 million and environmental expenditures of $51 million. We drilled a total of 199 net wells and invested $210 million into optimization of producing fields and our production infrastructure. The $699 million spent on exploration, development and optimization included approximately $120 million that was focused on land, seismic, enhanced recovery pilot projects and oil sands exploration. Including these additional expenditures, our finding, development and acquisition costs were on-target at approximately $25 per boe excluding the change in future development costs.

Included in 2007 net acquisitions were C1 Energy Ltd. for $21 million and the $329 million property acquisition in April 2007 of approximately 3,000 barrels of light oil production per day, 6 million cubic feet of natural gas production per day, 190,000 net acres of undeveloped land, and significant production infrastructure including a natural gas plant and all-weather roads in our Peace River Oil Sands project area.

We drilled a total of 29 horizontal and 20 stratigraphic test wells in the Peace River Oil Sands project in 2007. During the year, a total of 11 production pads in Seal Main were tied into Penn West production facilities to increase netbacks by eliminating trucking costs. The 2007 Peace River Oil Sands capital program resulted in further delineation of the project’s resources and included seismic programs, core analysis and a Sproule Associates Limited study of part of Penn West’s 300,000 net acres of undeveloped lands in the area that essentially confirmed internal resource estimates. We conducted an intensive study of the reservoir through much of 2007 to enable significantly better horizontal well placements which resulted in more robust initial well production rates. Our team also continued to test a variety of new development technologies in the project area including multi-leg horizontal wells and re-entries using a range of configurations and the results to date are encouraging.

In 2007, Penn West continued working on its CO2 enhanced oil recovery projects with the medium to long-term goal of applying this technology to pursuing significant additional resource recoveries from Penn West’s industry-leading ownership in Canada’s largest legacy light oil pools. The addition of horizontal wells to the Pembina CO2 pilot project and the CO2 pilot at South Swan Hills are targeted to be on-stream in the first quarter of 2008. Penn West is a participant in the Alberta Saline Aquifer Project (“ASAP”), led by Enbridge Inc., which includes 19 other significant industry participants. The mandate of the ASAP project will be CO2 storage in Alberta and over the long term will be bolstered by $500 million in Alberta and Government of Canada funding.

On January 10, 2008, Penn West acquired Vault in return for approximately 5.6 million Penn West trust units and cash of $0.51 per Vault warrant, for a total acquisition cost of $159 million. Vault’s liabilities including its bank debt, convertible debentures and working capital (totalling an estimated $227 million), were also assumed. Penn West views the Vault acquisition as opportunistic as it added 6,200 boe per day weighted 65 percent to natural gas including assets familiar to Penn West such as Wimborne, Bigoray, Pembina, Crystal and Westerose. In this transaction Penn West also acquired 120,000 net acres of land and approximately $500 million of tax pools.

On January 11, 2008, Penn West closed its acquisition of Canetic adding production of approximately 73,000 boe per day. Just prior to the close of the Canetic deal, Canetic completed its acquisition of 100 percent of Titan Exploration Ltd. (“Titan”). On the close of the Canetic deal, Penn West issued approximately 124.3 million trust units for a total acquisition cost of $3.6 billion and assumed Canetic’s liabilities including its bank debt, convertible debentures and working capital deficit totalling an estimated $1.9 billion. On the day prior to the close of the Canetic deal, Penn West closed its new $4 billion, syndicated, three-year revolving bank facility, and used the facility to retire all advances on the former Penn West, Canetic and Vault bank facilities. Looking forward, Penn West remains well capitalized. In addition to the new $4 billion bank credit facility, Penn West’s credit capacity also includes US$475 million of long-term U.S. private notes (transacted in

May 2007) and approximately $360 million in convertible debentures assumed on the Vault and Canetic acquisitions. On a combined basis, Penn West’s pro forma proved plus probable reserve base at December 31, 2007 was 750 million boe, of which 561 million boe was proved. The combined pro forma proved plus probable reserve life index was 10 years.

With the assets from Canetic, Vault and Titan layered into those of Penn West, Penn West is now larger, stronger and more diverse to meet its challenges in the foreseeable future. After adding Shirley McClellan as a director in 2007, we also added Jack Lee, Robert Brawn, Gregory Rich and Daryl Gilbert to our Board of Directors, bringing them over from Canetic’s board. Former employees of Canetic, Vault and Titan have joined Penn West adding administrative, technical and managerial depth. The integration of the former organizations into Penn West is well advanced due to a significant amount of focus and effort by all staff.

Our Board of Directors recently approved a $960 million exploration and development capital program for 2008, including the drilling of approximately 270 net wells. The 2008 budget also includes a $55 million allocation to the Peace River Oil Sands project, $65 million to new ventures/enhanced oil recovery, $170 million to optimization activities and $50 million to environmental activities. The combined Penn West production base is expected to generate 2008 production of between 195,000 and 205,000 boe per day. Using commodity prices of US$80 per barrel of WTI oil, $6.75 per GJ of natural gas at AECO and a par USD/CAD exchange rate, 2008 funds flow is expected to be $2.0 billion to $2.1 billion. In addition, our Board of Directors also recently approved the continuation of our current distribution rate of $0.34 per unit per month. This distribution level has been maintained since February 2006.

The new stronger Penn West will have greater opportunities to access the capital markets and to be a selective consolidator in the Western Canada Sedimentary Basin and elsewhere. Our combined asset base will enable us to add significant unitholder value in the future and we are excited as we review our many combined conventional and unconventional opportunities including:

•      Exploiting and optimizing a conventional production base of 200,000 boe per day;

•      Assessing and applying new technology aimed at increasing ultimate recovery rates (such as CO2 miscible flooding) to the largest portfolio of light oil properties in the Basin;

•      Applying secondary and enhanced oil recovery and new drilling/completion techniques in the 300,000 net acre Peace River Oil Sands project and elsewhere;

•      Exploring the combined Trust’s undeveloped land base of 4.1 million net acres;

•      Levering our significant production infrastructure across the Basin; and

•      Exploring coal bed methane, tight/shale gas and international opportunities.

On behalf of the Board of Directors, I wish to thank all staff and management of the combined Trust for their hard work, cooperative spirit and patience as we complete the integration of Penn West with Canetic, Vault and Titan, and position the combined Penn West for continuing success.

[signed] “William E. Andrew”

William E. Andrew
Chief Executive Officer

Calgary, Alberta
March 6, 2008

MANAGEMENT’S DISCUSSION AND ANALYSIS

This management’s discussion and analysis (“MD&A”) of financial conditions and results of operations should be read in conjunction with the audited consolidated financial statements and accompanying notes of Penn West Energy Trust (“Penn West”, “the Trust”, “We” or “Our”) for the years ended December 31, 2007 and 2006. The date of this MD&A is March 6, 2008.

For additional information, including the Trust’s audited financial statements and Annual Information Form, go to the Trust’s website at www.pennwest.com, in Canada at www.sedar.com or in the United States at www.sec.gov.

All dollar amounts contained in this MD&A are expressed in millions of Canadian dollars unless noted otherwise.

Please refer to our disclaimer on forward-looking statements at the end of this MD&A. The calculations of barrels of oil equivalent (“boe”) are based on a conversion ratio of six thousand cubic feet of natural gas to one barrel of crude oil. This could be misleading if used in isolation as it is based on an energy equivalency conversion method primarily applicable at the burner tip and may not represent a value equivalency at the wellhead.

Measures including funds flow, funds flow per unit-basic, funds flow per unit-diluted and netbacks included in this MD&A are not defined in generally accepted accounting principles (“GAAP”) and do not have a standardized meaning prescribed by GAAP; accordingly, they may not be comparable to similar measures provided by other issuers. Management utilizes funds flow and netbacks to assess financial performance, to allocate its capital among alternative projects and to assess its capacity to fund distributions and future capital programs. Reconciliations of non-GAAP measures to their nearest measure prescribed by GAAP are provided below.

Calculation of Funds Flow

	Three months ended December 31		Year ended December 31
(millions, except per unit amounts)	2007	2006	2007	2006
Cash flow from operating activities	$311.7	$261.1	$1,241.8	$1,106.3
Increase in non-cash working capital	20.7	32.9	38.2	43.6
Asset retirement expenditures	14.8	9.3	51.5	26.9
Funds flow	$347.2	$303.3	$1,331.5	$1,176.8
Basic per unit	$1.44	$1.23	$5.56	$5.86
Diluted per unit	$1.43	$1.22	$5.51	$5.78

Annual Financial Summary

	Year ended December 31
(millions, except per unit amounts)	2007	2006	2005
Gross revenues (1)	$2,461.8	$2,100.9	$1,919.0
Funds flow	1,331.5	1,176.8	1,184.6
Basic per unit	5.56	5.86	7.28
Diluted per unit	5.51	5.78	7.14
Net income	175.5	665.6	577.2
Basic per unit	0.73	3.32	3.55
Diluted per unit	0.73	3.27	3.48
Total expenditures, net	1,140.2	577.9	456.7
Long-term debt at period-end	1,943.2	1,285.0	542.0
Distributions paid (2)	976.0	781.8	270.9
Dividends paid	—	—	17.5
Total assets	$8,433.0	$8,069.7	$3,967.1

(1)   Gross revenues include realized gains and losses on commodity contracts.

(2)   Includes distributions paid and reinvested in trust units under the distribution reinvestment plan.

Quarterly Financial Summary

(millions, except per unit and production amounts)

	Dec. 31	Sept. 30	June 30	Mar. 31	Dec. 31	Sept. 30	June 30	Mar. 31
Three months ended	2007	2007	2007	2007	2006	2006	2006	2006
Gross revenues (1)	$644.0	$627.1	$608.3	$582.4	$578.5	$636.0	$452.5	$433.9
Funds flow	347.2	346.8	326.2	311.3	303.3	365.6	264.7	243.2
Basic per unit	1.44	1.44	1.37	1.31	1.23	1.55	1.59	1.49
Diluted per unit	1.43	1.43	1.35	1.30	1.22	1.53	1.56	1.47
Net income (loss)	127.0	137.4	(185.2)	96.3	122.9	177.8	220.5	144.4
Basic per unit	0.53	0.57	(0.77)	0.41	0.44	0.66	1.34	0.88
Diluted per unit	0.52	0.57	(0.77)	0.40	0.44	0.65	1.31	0.87
Distributions declared	247.0	245.0	243.5	242.4	241.5	240.7	167.6	162.0
Per unit	$1.02	$1.02	$1.02	$1.02	$1.02	$1.02	$1.02	$0.99
Production
Liquids (bbls/d) (2)	73,332	72,783	70,923	71,716	70,819	69,215	48,599	52,226
Natural gas (mmcf/d)	328.1	315.4	334.1	340.6	354.6	359.1	267.9	266.9
Total (boe/d)	128,024	125,345	126,599	128,447	129,915	129,059	93,242	96,713

(1)   Gross revenues include realized gains and losses on commodity contracts.

(2)   Includes crude oil and natural gas liquids.

The major trend changes above are largely due to the acquisition of Petrofund Energy Trust (“Petrofund”) on June 30, 2006 and the enactment of the Specified Investment Flow-Through tax legislation in the second quarter of 2007.

Canetic Acquisition

On January 11, 2008, the close of the acquisition of Canetic Resources Trust (“Canetic”) was successfully completed. Canetic unitholders received 0.515 of a Penn West unit for each Canetic unit on a tax-deferred basis for Canadian and U.S. tax purposes plus a one-time special distribution of $0.09 per unit under the terms of the Combination Agreement.

Estimated Total Consideration	(millions)

124.3 million Penn West trust units issued	$3,572.5
Transaction costs	17.0
Bank debt	1,467.0
Convertible debentures	260.0
Working capital deficiency	153.0
Total	$5,469.5

Vault Acquisition

On January 10, 2008 the close of the acquisition of Vault Energy Trust (“Vault”) was successfully completed. The acquisition was accomplished through a Plan of Arrangement wherein Vault unitholders received 0.14 of a Penn West trust unit for each Vault unit and all Vault exchangeable shares were exchanged for Penn West trust units based on the exchange ratio for Vault units at the effective date of the Plan of Arrangement. Subsequent to the close of the Vault acquisition, Penn West made its compulsory offer to redeem the Vault convertible debentures for cash at 101 percent of the principle amounts. On March 5, 2008, Penn West retired $23.8 million of the principle amount of the debentures for $24.5 million including the premium and accrued interest.

Estimated Total Consideration	(millions)

5.6 million Penn West trust units issued	$157.9
Transaction costs	5.0
Bank debt	88.8
Convertible debentures	100.9
Working capital deficiency	33.4
Total	$386.0

The New Alberta Royalty Framework

On October 25, 2007, the Government of Alberta (the “Government”) released its new royalty framework which is to become effective January 1, 2009. The new framework maintains or continues certain programs that are important to Penn West:

•      Conventional production from oil sands leases will maintain oil sands administrative status which benefits our Peace River Oil Sands project due to the reduced royalty rates;

•      Enhanced Oil Recovery (“EOR”) and Innovative Energy Technology incentive programs will continue. Penn West has significant inventories of legacy light oil interests amenable to EOR and interests in CO2 EOR producing and other CO2 pilot projects; and

•      Otherwise Flared Solution Gas Waiver Program will continue, which supports our long-standing environmental operating and asset optimization objectives.

On conventional production, the Government confirmed that its new royalty framework will be sensitive to well productivity and commodity prices at slightly higher thresholds than the September 18, 2007 proposals of the Alberta Royalty Review Panel. Penn West, as the largest energy trust in North America, has a diversity of play types across the Western Canada Sedimentary Basin. Approximately 60 percent of our production is from Alberta Crown leases and our historical asset strategies have favoured mature assets. We are currently assessing the impact that the new royalty framework will have on our conventional capital allocations for 2008 and beyond. We currently expect that our conventional producing oil and natural gas strategies and business plans will only be minimally affected at current commodity prices and at our current asset mix.

In January 2008, ministers of the Government of Alberta publically stated that a possible re-review of the new Alberta Royalty Framework could occur, with the objective of avoiding “unintended consequences” such as disincentives to drill certain types of wells; however, no details have been formally announced.

Enactment of the Tax on Income Trusts

On June 12, 2007, the federal legislation (Bill C-52) implementing the new tax on publicly traded income trusts and limited partnerships (the “SIFT tax”), referred to as “Specified Investment Flow-Through” (“SIFT”) entities received third reading in the House of Commons and on June 22, 2007, the Bill received Royal Assent.

For SIFTs in existence on October 31, 2006 including Penn West, the SIFT tax will be effective in 2011 unless certain rules related to “undue expansion” are not adhered to. Under the guidance provided, with the recent close of Vault and Canetic and along with other transactions, we can increase our equity by approximately $15 billion between now and 2011 without prematurely triggering the SIFT tax.

Under the SIFT tax, distributions from certain types of income will not be deductible for income tax purposes by SIFTs in 2011, and thereafter, and any resultant trust level taxable income will be taxed at approximately the corporate income tax rate. The SIFT rate was initially proposed at 31.5 percent; however, on October 30, 2007, the Government of Canada, in its Mini-Budget (Bill C-28), proposed reductions to the general corporate tax rate, thereby reducing the SIFT rate to 29.5 percent in 2011 and 28.0 percent in 2012 and later. On December 14, 2007 Bill C-28 received Royal Assent, resulting in a reduction to the SIFT tax rate as it becomes effective in 2011, and lowering the rate at which any corporate income taxes will be paid in Penn West’s operating entities. As the Trust currently has a significant tax pool base and expects to increase its tax pool base until 2011, it is expected that the Trust could shelter its taxable income for a period after the effective date of the SIFT tax. Distributions of this nature would not be currently taxable to unitholders as they would represent a return of capital that would continue to be an adjustment to a unitholder’s adjusted cost base of trust units. Distributions from income subject to the SIFT tax will be considered taxable dividends to unitholders and will generally be eligible for the dividend tax credit. The SIFT tax was not intended to adversely affect the after-tax yield of Canadian investors who hold Penn West units in a non-tax deferred account.

For accounting purposes, the SIFT tax charge during the second quarter of 2007 was $325.5 million reflecting the current estimate of the temporary differences between the book and tax basis of assets and liabilities expected to be remaining in the Trust in 2011. The majority of the temporary differences at the Penn West Trust level resulted from the acquisition of Petrofund on June 30, 2006.

Penn West Petroleum Ltd.’s Board of Directors and management are continuously monitoring the impact of this tax on our business strategies. We expect future technical interpretations and details will further clarify the legislation. At the present time, Penn West believes some or all of the following actions will or could result in the future due to the SIFT tax:

•      If structural or other similar changes are not made, the distribution yield net of the SIFT tax in 2011 and beyond to taxable Canadian investors will remain approximately the same; however, the distribution yield to tax-deferred Canadian investors (RRSPs, RRIFs, pension plans, etc.) would fall by an estimated 29.5 percent in 2011 and 28.0 percent in 2012 and beyond. For U.S. investors, the distribution yield net of the SIFT and withholding taxes would fall by an estimated 25.1 percent in 2011 and 23.8 percent in 2012 and beyond;

•      A portion of Penn West’s funds flow could be required for the payment of the SIFT tax, or other forms of tax, and would not be available for distribution or reinvestment;

•      Penn West could convert to a corporate structure with yield in the form of dividends to facilitate investing a higher proportion or all of its funds flow in exploration and development projects. Such a conversion could result in the reduction, or the elimination, of the current distribution program in favour of higher capital investment and/or a dividend payment program; and

•      Penn West might determine that it is more economic to remain in the trust structure, at least for a period of time, and shelter its taxable income using tax pools and pay all or a portion of its distributions on a return of capital basis, likely at a lower payout ratio. Further, as the SIFT tax rate exceeds the corporate income tax rate that would be applicable to Penn West, the tax strategy might involve paying some corporate tax resulting in all or a portion of those distributions being paid on a return of capital basis at a lower payout ratio.

The Trust continues to review all organizational structures and alternatives to minimize the impact of the SIFT tax on its unitholders. While there can be no assurance that the negative effect of the tax can be minimized or eliminated, Penn West and its advisors will continue to work diligently on these issues.

On February 26, 2008, the Government of Canada, in its Federal Budget, announced changes to the SIFT tax rules. The provincial component of the SIFT tax will be based on the provincial rates where the SIFT has a permanent establishment rather than using a 13 percent flat rate. As Penn West currently has its permanent establishment in the Province of Alberta, its combined SIFT tax rate applicable in 2012 is expected to fall from 28 percent to 25 percent.

Business Environment

The current business environment reflects high oil prices offset by weak natural gas prices, a strong Canadian dollar relative to the U.S. dollar, volatile capital markets due to turmoil in debt capital markets caused by asset-backed commercial paper and sub-prime mortgage issues and low interest rates by historical standards, offset by significantly higher credit spreads on corporate debt.

Continuing demand for commodities including crude oil from growing economies such as China and India, increasing oil consumption in many of the oil exporting countries and continuing political instability in parts of the world resulted in oil prices remaining strong in 2007. The price of West Texas Intermediate (“WTI”), the primary benchmark for light crude oil prices, averaged US$72.34 per barrel in 2007, up by approximately nine percent from 2006.

Heavy oil differentials widened slightly in 2007, a result of continued refinery upsets throughout the year. The Canadian Bow River differential to WTI widened by eight percent from 2006.

AECO natural gas prices weakened in 2007, decreasing by five percent to $6.60 per mcf from $6.98 per mcf in 2006. Weak natural gas prices reflected record North American storage levels resulting from warmer than average North American temperatures coupled with record liquefied natural gas (“LNG”) imports driven by warmer than average weather in other parts of the world. Recently, the outlook for natural gas prices has begun to improve as global demand for natural gas has continued to outpace supply due to colder weather resulting in lower North American LNG deliveries and leading to more balanced supply/demand fundamentals.

Lower natural gas prices and a strengthening of the Canadian dollar relative to the U.S. dollar continued to partially offset the benefit of stronger oil prices. Oil sales contracts are generally based on WTI prices denominated in U.S. dollars; therefore the strengthening Canadian dollar reduced Canadian dollar-denominated oil prices. The average exchange rate increased from CAD$1.00 equals US$0.8882 in 2006 to CAD$1.00 equals US$0.9300 in 2007 and is currently approximately at parity.

Royalties came under scrutiny by the Alberta government in 2007 leading to the announcement of the new royalty rate framework for the province with an effective date of January 1, 2009. Other provinces have maintained current royalty structures; however, future changes, both positive and/or negative in nature, may occur.

Operating cost initiatives continue to be a focus of Penn West. During 2007, the industry encountered a slow-down in drilling activity primarily due to low natural gas prices and uncertainties resulting from the Alberta royalty review. Penn West experienced only modest increases in operating costs as a result of these factors.

We have an experienced management team and strong technical staff who are committed to exploiting our assets along with realizing operational efficiencies from our economies of scale. Over the past two years, we have completed significant acquisitions including Canetic, Petrofund and Vault, all adding production and reserves throughout the Western Canada Sedimentary Basin and elsewhere. We are now the largest conventional oil and natural gas trust in North America, with a dominant position in Canada’s legacy light oil pools. These conventional opportunities combined with our unconventional resource plays including our Peace River Oil Sands project, coal bed methane, shale gas and enhanced oil recovery opportunities create the diversity and the flexibility that will help us to adjust to changing economic, political and environmental conditions.

Penn West strives to generate and preserve unitholder value by:

•      Continuing the development of our high-quality assets, with a balance between low-risk, cost efficient resource plays and further development of our unconventional opportunities such as our Peace River Oil Sands project and CO2 enhanced oil recovery projects;

•      Maintaining a stable distribution profile through active risk management activities, maintaining and optimizing our production infrastructure, further consolidating our core asset areas and exploiting opportunities availed by our undeveloped land position;

•      Pursuing strategic or accretive acquisitions both domestically and internationally to further expand our already significant inventory of assets; and

•      Maintaining our strong financial position and balance sheet and operating with financial discipline.

Unitholder Value Measures

	Year ended December 31
	2007	2006	2005
Funds flow per unit	$5.56	$5.86	$7.28
Distributions per unit	$4.08	$4.05	$1.97
Dividends per unit	$—	$—	$0.07
Ratio of year-end bank debt to annual funds flow	1.5	1.1	0.5

Penn West maintained a distribution of $0.34 per unit per month throughout 2007 and had continued that level since the rate was increased in February 2006. Increases in the bank debt to funds flow ratio were primarily due to property acquisitions during 2007 that led to increased debt levels.

Performance Indicators

	Year ended December 31
	2007	2006	2005
Return on capital employed (1)	8.9%	12.8%	17.0%
Total assets (millions)	$8,433	$8,070	$3,967
Return on equity (2)	3.6%	18.1%	28.3%

(1)   Net income before financing charges divided by average total liabilities less current assets.

(2)   Net income divided by average unitholders’ equity.

During 2007, pre-tax net income was affected by the $201.6 million unrealized loss on risk management activities in 2007. Further, in the second quarter of 2007, the enactment of the SIFT tax led to a $325.5 million non-cash, future income tax charge during the period. During the fourth quarter of 2007, the Government of Canada announced rate reductions that led to a $106.4 million reduction in the period. If neither the SIFT tax nor the tax rate reductions had been enacted in 2007, return on capital employed and return on equity would have been 13.1 percent and 8.1 percent respectively.

Results Of Operations

Production

	Three months ended December 31			Year ended December 31
Daily production	2007	2006	% change	2007	2006	% change
Natural gas (mmcf/d)	328.1	354.6	(7)	329.4	312.5	5
Light oil and NGL (bbls/d)	51,070	48,233	6	50,175	39,514	27
Conventional heavy oil (bbls/d)	22,262	22,586	(1)	22,019	20,776	6
Total production (boe/d) (1)	128,024	129,915	(1)	127,098	112,369	13

(1) Barrels of oil equivalent (boe) are based on six mcf of natural gas being equal to one barrel of oil (6:1).

Production in the fourth quarter of 2007 exceeded the 125,345 boe per day produced in the third quarter of 2007 due primarily to the resumption of production at our 100 percent owned Wildboy natural gas plant in November 2007. The plant was running at only partial capacity after a fire at the adjoining tank farm in mid-May of 2007. We expect that our business interruption insurance will cover the majority of the lost funds flow, excluding the deductible portion.

We strive to maintain an approximately balanced portfolio of liquids and natural gas production provided it is economic to do so. We believe a balance by product helps to reduce exposure to price volatility that can affect a single commodity. In the fourth quarter of 2007, crude oil and NGL production averaged 73,332 barrels per day (57 percent of production) and natural gas production averaged 328.1 mmcf per day (43 percent of production).

We drilled 43 net wells in the fourth quarter of 2007, mainly in the Central and Plains areas, compared to 52 in the same period of 2006.

Commodity Markets

Natural Gas

North American natural gas prices remained weak in the fourth quarter of 2007, particularly compared to oil prices. Natural gas storage levels continued to grow throughout the fall reaching record levels to offset the increased demand due to the onset of winter. Spot natural gas prices at AECO in the fourth quarter increased to $6.00 per mcf or approximately seven percent over the prior quarter. Penn West’s realized price averaged $6.54 per mcf, including gains from commodity contracts.

Crude Oil

WTI oil prices strengthened in the fourth quarter of 2007, with continued concern over supply and inventory levels coupled with ongoing geo-political concerns. The crude oil market has been extremely volatile in recent months as demand appeared to remain impervious to price. As the Canadian dollar strengthened relative to the U.S. dollar, Edmonton par oil prices traded lower relative to WTI prices through the quarter. Both heavy and sour Canadian oil differentials to the Edmonton par light oil price widened over the third quarter of 2007. Bow River differential to Edmonton averaged $29.50 per barrel compared to $24.60 in the previous quarter due primarily to lower seasonal demand and scheduled refinery turnarounds in the quarter. Penn West’s average price for liquids, including realized losses from commodity contracts, was $65.71 per barrel.

Average Sales Prices Received

	Three months ended December 31			Year ended December 31
	2007	2006	% change	2007	2006	% change
Natural gas (per mcf)	$6.34	$6.97	(9)	$6.85	$6.75	1
Risk management (per mcf)	0.20	0.56	(64)	0.17	0.72	(76)
Natural gas net (per mcf)	6.54	7.53	(13)	7.02	7.47	(6)

Light oil and NGL (per bbl)	76.99	57.43	34	68.75	65.02	6
Risk management (per bbl)	(3.87)	0.01	—	(0.97)	(1.00)	(3)
Light oil and NGL (per bbl)	73.12	57.44	27	67.78	64.02	6

Conventional heavy oil (per bbl)	48.69	37.57	30	45.26	43.07	5

Weighted average (per boe)	55.44	46.88	18	52.73	49.58	6
Risk management (per boe)	(1.02)	1.53	(167)	0.06	1.64	(96)
Weighted average net (per boe)	$54.42	$48.41	12	$52.79	$51.22	3

Netbacks

	Three months ended December 31			Year ended December 31
	2007	2006	% change	2007	2006	% change
Natural gas
Production (mmcf/day)	328.1	354.6	(7)	329.4	312.5	5
Operating netback (per mcf):
Sales price	$6.34	$6.97	(9)	$6.85	$6.75	1
Risk management (gain) (2)	(0.20)	(0.56)	(64)	(0.17)	(0.72)	(76)
Royalties	1.34	1.63	(18)	1.48	1.53	(3)
Operating costs	1.17	1.04	13	1.12	0.99	13
Transportation	0.21	0.18	17	0.20	0.21	(5)
Netback	$3.82	$4.68	(18)	$4.22	$4.74	(11)
Light oil and NGL
Production (bbls/day)	51,070	48,233	6	50,175	39,514	27
Operating netback (per bbl):
Sales price	$76.99	$57.43	34	$68.75	$65.02	6
Risk management loss (gain) (2)	3.87	(0.01)	—	0.97	1.00	(3)
Royalties	13.24	10.55	26	11.94	10.87	10
Operating costs	15.55	15.36	1	15.29	15.80	(3)
Netback	$44.33	$31.53	41	$40.55	$37.35	9
Conventional heavy oil
Production (bbls/day)	22,262	22,586	(1)	22,019	20,776	6
Operating netback (per bbl):
Sales price	$48.69	$37.57	30	$45.26	$43.07	5
Royalties	7.18	6.46	11	6.79	7.47	(9)
Operating costs	12.32	11.88	4	12.18	11.22	9
Transportation	0.06	0.07	(14)	0.07	0.07	—
Netback	$29.13	$19.16	52	$26.22	$24.31	8
Total liquids
Production (bbls/day)	73,332	70,819	4	72,194	60,290	20
Operating netback (per bbl):
Sales price	$68.40	$51.09	34	$61.59	$57.46	7
Risk management loss (gain) (2)	2.69	(0.01)	—	0.67	0.66	2
Royalties	11.40	9.24	23	10.37	9.69	7
Operating costs	14.57	14.25	2	14.34	14.22	1
Transportation	0.02	0.02	—	0.02	0.03	(33)
Netback	$39.72	$27.59	44	$36.19	$32.86	10
Combined totals
Production (boe/day) (1)	128,024	129,915	(1)	127,098	112,369	13
Operating netback (per boe):
Sales price	$55.44	$46.88	18	$52.73	$49.58	6
Risk management loss (gain) (2)	1.02	(1.53)	(167)	(0.06)	(1.64)	(96)
Royalties	9.97	9.48	5	9.72	9.46	3
Operating costs	11.35	10.61	7	11.04	10.39	6
Transportation	0.56	0.51	10	0.52	0.60	(13)
Netback	$32.54	$27.81	17	$31.51	$30.77	2

(1)   Barrels of oil equivalent (boe) are based on six mcf of natural gas being equal to one barrel of oil (6:1).

(2)   Realized component of risk management activities related to oil and natural gas prices.

Production Revenues

Revenues from the sale of oil, NGL and natural gas consisted of the following:

	Year ended December 31
(millions)	2007	2006	2005
Natural gas	$856.6	$850.9	$918.2
Light oil and NGL	1,241.4	923.4	757.0
Conventional heavy oil	363.8	326.6	243.8
Gross revenues (1)	$2,461.8	$2,100.9	$1,919.0

(1)   Gross revenues include realized gains and losses on commodity contracts.

Increases (Decreases) in Production Revenues

(millions)
Gross revenues – 2006	$2,100.9
Increase in light oil and NGL production	249.2
Increase in light oil and NGL prices (including realized risk management)	68.9
Increase in conventional heavy oil production	19.5
Increase in conventional heavy oil prices	17.6
Increase in natural gas production	46.1
Decrease in natural gas prices (including realized risk management)	(40.4)
Gross revenues – 2007	$2,461.8

In the fourth quarter of 2007 gross revenues increased by 11 percent to $644.0 million from $578.5 million in 2006. This was primarily due to a 34 percent increase in light oil and NGL sales prices to $76.99 per bbl in 2007 from $57.43 per bbl in 2006 and a 30 percent increase in conventional heavy oil sales price to $48.69 per bbl in 2007 from $37.57 per bbl in 2006.

Royalties

	Year ended December 31
	2007	2006	2005
Royalties (millions)	$450.8	$388.0	$369.7
Average royalty rate (%)	18%	18%	19%
Per boe	$9.72	$9.46	$10.15

Expenses

	Year ended December 31
(millions)	2007	2006	2005
Operating	$512.2	$426.3	$327.4
Transportation	24.1	24.5	22.7
Financing	92.4	49.3	23.2
Unit-based compensation	$20.5	$11.3	$77.2

	Year ended December 31
(per boe)	2007	2006	2005
Operating	$11.04	$10.39	$8.99
Transportation	0.52	0.60	0.62
Financing	2.00	1.20	0.63
Unit-based compensation	$0.44	$0.27	$2.12

Operating

Penn West continued all of its initiatives to limit increases to operating costs. Over the past two years, operating cost escalation occurred industry-wide due to strong demand for skilled labour and oilfield services, particularly drilling and oilfield service rigs. Penn West’s modest increases in operating costs per barrel of oil equivalent were generally due to a higher proportion of liquids production in 2007 than in the comparative 2006 periods. Currently, with the low natural gas price and the recent Alberta royalty recommendations, we are experiencing a slow-down in industry activity that is expected to alleviate some of the high demand for oilfield services in the near future. The addition of the Petrofund assets effective July 1, 2006, with higher operating costs than the Penn West assets, also contributed to the increase.

During the fourth quarter of 2007, operating costs increased by six percent to $135.1 million from $127.7 million in the same period of 2006, due to industry-wide cost escalations.

A realized gain of $11.0 million (2006 – $17.3 million) on our electricity contracts was included in operating costs for the year.

Financing

Penn West Petroleum Ltd. (“the Company”) closed the placement of US$475 million of notes on May 31, 2007. The interest rates on the notes are fixed at 5.68 to 6.05 percent for terms of 8 to 15 years and average 5.8 percent. During September 2007, the Company entered into foreign exchange contracts to fix the repayment (in Canadian dollars) on US$250 million at an exchange rate of approximately one Canadian dollar at par with one U.S. dollar. In addition, the Company has swaps on $100 million of bank debt that fix the interest rate at approximately 4.36 percent until March 2008 and on $100 million of bank debt that fix the interest rate at approximately 4.26 percent until November 2010. The interest rate on the balance of the Company’s long-term debt is currently based on short-term, floating interest rate debt instruments.

In the fourth quarter of 2007, Penn West incurred $27.2 million of financing charges compared to $17.8 million in the same period of 2006 due to increased debt levels.

The 2007 increase in interest expense resulted from both an increase in the average outstanding debt balance and increases in interest rates over 2006. The U.S. notes contain slightly higher fixed interest rates than the Company was subject to under its syndicated credit facility using short-term money market instruments. Penn West believes the long-term nature and the fixed interest rates inherent in the notes are beneficial for a portion of its capital structure. The increased average loan balance was principally due to property acquisitions in 2007.

Unit-Based Compensation

Unit-based compensation expense related to Penn West’s Trust Unit Rights Incentive Plan is based on the fair value of trust unit rights issued, determined using the Binomial Lattice option-pricing model. The fair value of rights issued is amortized over the remaining vesting periods on a straight-line basis. The unit-based compensation expense was $5.5 million for the three months ended December 31, 2007, of which $1.5 million was charged to operating expense and $4.0 million was charged to general and administrative expense (2006 – $3.1 million, $0.8 million and $2.3 million, respectively). The amount per boe increased in 2007 due to additional options granted in the period.

General and Administrative Expenses

	Year ended December 31
	2007	2006	2005
Gross (millions)	$83.3	$62.0	$45.0
Per boe	1.80	1.51	1.24
Net (millions)	50.8	36.0	23.1
Per boe	$1.10	$0.88	$0.64

The workplace environment continues to be highly competitive in hiring, compensating and retaining employees and consultants. Professional staff, particularly those with experience and strong technical skills, continue to be in high demand, leading to increased compensation costs. Additional regulatory compliance activities have also contributed to increased costs.

Depletion, Depreciation and Accretion (“DD&A”)

	Year ended December 31
(millions, except per boe amounts)	2007	2006	2005
Depletion of oil and natural gas assets	$867.4	$635.0	$416.5
Accretion of asset retirement obligation (1)	29.3	19.7	21.1
Total DD&A	$896.7	$654.7	$437.6
DD&A expense per boe	$19.33	$15.96	$12.01

(1)   Represents the accretion expense on the asset retirement obligation during the period.

DD&A expense in 2007 was higher than in 2006 due to a full year of production from the Petrofund assets and a higher depletion rate as a result of the Petrofund acquisition, which closed in June 30, 2006. Penn West accounted for the acquisition as a purchase of Petrofund with the purchase price allocated to the fair value of net identifiable assets acquired. The purchase price allocation to oil and natural gas assets at fair value significantly increased our consolidated depletion base per unit. Preliminary estimates for 2008 indicate the 2008 DD&A rate will further increase due to the Vault and Canetic acquisitions.

Taxes

	Year ended December 31
(millions)	2007	2006	2005
Current income	$—	$—	$54.1
Future income expense (reduction)	75.4	(106.2)	(1.1)
	$75.4	$(106.2)	$53.0

Temporary differences at the Trust level, or differences between book and tax basis of the assets and liabilities, were previously not recognized under GAAP as future income taxes because the Trust was required to distribute all of its taxable income under the terms of its Trust Indenture. Under the SIFT legislation, in 2011 and beyond, as distributions will no longer be tax deductible, the Trust will not be able to make distributions to reduce its taxable income and thus is no longer considered to be exempt from income taxes for accounting purposes.

During the second quarter of 2007, a $325.5 million charge was recorded due to the enactment of the SIFT tax legislation during the period. The future income tax liability was increased to reflect the current temporary differences expected to be remaining at the Trust level in 2011 using the then effective SIFT tax rate of 31.5 percent. On October 30, 2007, the Government of Canada proposed rate reductions which were enacted in Bill C-28 on December 14, 2007 lowering the SIFT tax rate to 29.5 percent in 2011 and to 28.0 percent for 2012 and beyond and reducing future corporate income tax rates by an additional 3.5 percent. During the fourth quarter of 2007, a $106.4 million future income tax reduction was recorded to reflect these substantively enacted tax rates.

On February 26, 2008, the Government of Canada, in its Federal Budget, announced changes to the SIFT tax rules. The provincial component of the SIFT tax will be based on the provincial rates where the SIFT has a permanent establishment rather than using a 13 percent flat rate. For Penn West, the SIFT tax rate applicable in 2012 is expected to fall from 28 percent to 25 percent. As the tax rate change has not been substantively enacted, no future income tax rate benefit has been recorded in the financial statements.

Under our current structure, the operating entities make interest and royalty payments to the Trust, which transfers taxable income to the Trust to eliminate income subject to corporate income taxes in the operating entities. With the new legislation, such amounts transferred to the Trust could be taxable beginning in 2011 as distributions will no longer be deductible by the Trust for income tax purposes. At that time, Penn West could claim on its tax pools and pay all or a portion of its distributions on a return of capital basis. Such distributions would not be immediately taxable to investors; they would generally reduce the adjusted cost base of units held by investors, however such distributions would potentially be at a lower payout ratio.

The new legislation is not currently expected to directly affect our funds flow levels and distribution policies until 2011 at the earliest.

The estimate of future income taxes is based on the current tax status of the Trust. Future events, which could materially affect future income taxes such as acquisitions and dispositions and modifications to the distribution policy, are not reflected under Canadian GAAP until the events occur and the related legal requirements have been fulfilled. As a result, future changes to the tax legislation could lead to a material change in the recorded amount of future income taxes.

Tax Pools

	As at December 31
(millions)	2007	2006	2005
Undepreciated capital cost (UCC)	$826.2	$788.3	$519.0
Canadian oil and gas property expense (COGPE)	1,308.6	1,091.0	707.6
Canadian development expense (CDE)	413.7	428.8	329.8
Non-capital losses	697.4	106.1	—
Total tax pools	$3,245.9	$2,414.2	$1,556.4

The increase in the 2007 tax pools reflects capital spending and income transfers to the Trust throughout the year. The tax pool figures are net of income deferred in operating partnerships.

Foreign Exchange

In 2007, the Trust had U.S.-dollar-denominated debt totalling $475 million compared to nil in 2006. The Trust recorded unrealized foreign exchange gains of $38.2 million in 2007 related to the outstanding U.S. notes. No gains were realized on these contracts in 2007 as no amounts were settled or converted to Canadian dollars during the year.

Funds Flow and Net Income

	Three months ended December 31			Year ended December 31
	2007	2006	% change	2007	2006	% change
Funds flow (1) (millions)	$347.2	$303.3	14	$1,331.5	$1,176.8	13
Basic per unit	1.44	1.23	17	5.56	5.86	(5)
Diluted per unit	1.43	1.22	17	5.51	5.78	(5)

Net income (millions)	127.0	122.9	3	175.5	665.6	(74)
Basic per unit	0.53	0.44	20	0.73	3.32	(78)
Diluted per unit	$0.52	$0.44	18	$0.73	$3.27	(78)

(1) Funds flow is a non-GAAP measure. See “Calculation of Funds Flow”.

Funds flow realized in 2007 increased from the comparable 2006 period due to higher production volumes resulting from the Petrofund acquisition, partially offset by higher operating and financing costs.

In the absence of the $325.5 million non-cash charge taken in the second quarter of 2007 to reflect the enactment of the SIFT tax and the $106.4 million rate recovery received in the fourth quarter of 2007, net income for 2007 would have been $394.6 million.

	Year ended December 31
	2007		2006		2005
	$/boe	%	$/boe	%	$/boe	%
Oil and natural gas revenues (1)	$53.08	100.0	$51.22	100.0	$52.68	100.0
Net royalties	(9.72)	(18.3)	(9.46)	(18.4)	(10.15)	(19.3)
Operating expenses (2)	(11.04)	(20.8)	(10.39)	(20.3)	(8.99)	(17.1)
Transportation	(0.52)	(1.0)	(0.60)	(1.2)	(0.62)	(1.1)
Net operating income	31.80	59.9	30.77	60.1	32.92	62.5
General and administrative expenses	(1.10)	(2.0)	(0.88)	(1.7)	(0.64)	(1.2)
Interest	(2.00)	(3.8)	(1.20)	(2.3)	(0.63)	(1.2)
Realized foreign exchange gain	—	—	—	—	2.35	4.4
Current taxes	—	—	—	—	(1.48)	(2.8)
Funds flow	28.70	54.1	28.69	56.0	32.52	61.7
Unrealized foreign exchange gain (loss)	0.82	1.5	—	—	(2.48)	(4.7)
Unit-based compensation	(0.44)	(0.8)	(0.27)	(0.5)	(2.12)	(4.0)
Risk management activities (3)	(4.35)	(8.2)	1.18	2.3	(0.09)	(0.2)
Depletion, depreciation and accretion	(19.33)	(36.4)	(15.96)	(31.2)	(12.01)	(22.8)
Future income taxes	(1.63)	(3.0)	2.59	5.1	0.03	—
Net income	$3.77	(7.2)	$16.23	31.7	$15.85	30.0

(1)   Gross revenues include realized gains and losses on commodity contracts.

(2)   Operating expenses include realized gains on electricity swaps.

(3)   Risk management activities relate to the unrealized gain and losses on derivative instruments.

Goodwill

The goodwill balance of $652.0 million resulted from the acquisition of Petrofund in June 2006. The Trust has determined that there was no goodwill impairment as of December 31, 2007.

Capital Expenditures

	Three months ended December 31		Year ended December 31
(millions)	2007	2006	2007	2006
Property acquisitions (dispositions), net	$19.7	$10.9	$421.7	$5.6
Land acquisition and retention	0.8	0.8	30.2	19.8
Drilling and completions	96.1	86.1	367.2	317.4
Facilities and well equipping	73.0	57.9	254.1	224.6
Geological and geophysical	0.5	1.0	10.2	3.6
CO2 pilot costs	9.8	1.1	19.8	3.7
Administrative	10.8	1.6	15.8	3.2

Capital expenditures	210.7	159.4	1,119.0	577.9

Business combination	—	—	21.2	3,323.3

Total expenditures	$210.7	$159.4	$1,140.2	$3,901.2

We drilled 43 net wells in the fourth quarter of 2007, resulting in 25 net oil wells, nine net natural gas wells and nine stratigraphic wells with a success rate of 99 percent. Our drilling activities were focused primarily in the Central and Plains areas.

On June 30, 2006, we closed the acquisition of Petrofund. The fair value of the oil and natural gas properties acquired of $3.3 billion was added to property, plant and equipment and the remaining $0.7 billion of the purchase price was attributed to goodwill.

The acquisition of C1 Energy Ltd (“C1”) for a total cost of approximately $21.2 million closed during the third quarter of 2007 and was accounted for as a purchase. Also, during 2007, we completed a number of other minor property acquisitions.

In addition to the above noted capital expenditures, for the year ended December 31, 2007, $5.1 million was capitalized for future income taxes on acquisitions to reflect the acquisitions with a different tax basis than the purchase prices and $96.6 million was capitalized for additions to asset retirement obligations to reflect the additional retirement obligations from both capital programs and net acquisitions.

CO2 pilot costs represent capital expenditures related to the Pembina CO2 pilot project, including the cost of injectants, for which no reserves have been booked.

Business Risks

Market Risk Management

We are exposed to normal market risks inherent in the oil and natural gas business, including commodity price risk, credit risk, interest rate risk, foreign currency and environmental risk. From time to time, we attempt to minimize exposure to a portion of these risks by using financial instruments and by other means.

Commodity Price Risk

Commodity price fluctuations are among the Trust’s most significant exposures. Crude oil prices are influenced by worldwide factors such as OPEC actions, supply and demand fundamentals, and political events. Oil prices, North American natural gas supply and demand factors including weather, storage levels and LNG imports, influence natural gas prices. In accordance with policies approved by our Board of Directors, we may, from time to time, manage these risks through the use of costless collars or other financial instruments up to a maximum of 50 percent of forecast sales volumes, net of royalties, for a two-year period or up to 75 percent of forecast sales volumes, net of royalties, for a one-year period.

For a current summary of outstanding oil and natural gas contracts, please refer to “Financial Instruments” later in this MD&A or our website at www.pennwest.com which includes all current contracts including those assumed in the Canetic and Vault acquisitions which closed in January 2008.

Foreign Currency Rate Risk

Prices received for sales of crude oil are referenced to, or denominated in, U.S. dollars, and thus realized oil prices are impacted by Canadian to United States exchange rates. When we consider it appropriate, we may use financial instruments to fix or collar future exchange rates.

In September 2007, we entered into foreign exchange contracts to fix the foreign exchange rate on the future repayment of US$250 million of U.S.-dollar-denominated private notes at an exchange rate of approximately one Canadian dollar equalling one U.S. dollar. At December 31, 2007, we had U.S.-dollar-denominated debt with a face value of US$225 million outstanding on which the repayment of principal amount in Canadian dollars is not fixed.

Credit Risk

Credit risk is the risk of loss if purchasers or counterparties do not fulfill their contractual obligations. All of our receivables are with customers in the oil and natural gas industry and are subject to normal industry credit risk. In order to limit the risk of non-performance of counterparties to derivative instruments, we contract only with organizations with high credit ratings or by obtaining security in certain circumstances.

Interest Rate Risk

We currently maintain a portion of our debt in floating-rate bank facilities, which results in exposure to fluctuations in short-term interest rates that have for a number of years been lower than longer-term rates. From time to time, we may increase the certainty of our future interest rates by entering fixed interest rate debt instruments or by using financial instruments to swap floating interest rates for fixed rates or to collar interest rates.

In April 2006, we entered into interest rate swaps for two years at 4.36 percent on $100 million of bank debt and in November 2007 we entered into interest rate swaps for three years at 4.26 percent on $100 million of bank debt, both of which fixed the interest rates for the stated period of time. We closed the placement of notes totalling US$475 million on May 31, 2007 that bear fixed interest rates at an average rate of 5.8 percent for an average term of 10.1 years.

Liquidity and Capital Resources

Capitalization

	Year ended December 31
	2007		2006		2005
(millions)		%		%		%
Trust units issued, at market	$6,270	74.0	$8,435	86.0	$6,203	90.5
Bank loans and notes	1,943	22.9	1,285	13.1	542	7.9
Working capital deficiency (1)	266	3.1	86	0.9	127	1.6
Total enterprise value	$8,479	100.0	$9,806	100.0	$6,872	100.0

(1)          Current assets minus current liabilities.

During 2007, we paid total distributions, including those funded by the distribution reinvestment plan, of $976.0 million, compared to distributions of $781.8 million in 2006. This increase was due to the increase in the distribution rate from $0.31 per unit, per month in February 2006, to the rate since that time of $0.34 per unit, per month, and the 70.7 million additional units issued as consideration for Petrofund in June 2006.

Long-term debt at December 31, 2007 was $1,943.2 million compared to $1,285.0 million at December 31, 2006. In January 2008, our wholly owned subsidiary, Penn West Petroleum Ltd., amended its unsecured, revolving syndicated credit facility to an aggregate borrowing limit of $4.0 billion expiring on January 11, 2011, to enable the cancellation of the credit facilities of Canetic and Vault. The facility is made up of two revolving tranches; tranche one of the facility is $3.25 billion and extendible, and tranche two is $750 million and non-extendible. Stamping fees range from 55 - 110 basis points and standby fees range from 11.0 - 22.5 basis points depending on our ratio of bank debt to income before interest, taxes and depreciation and depletion (“EBITDA”). The syndicated facility expiry date on both tranches is January 11, 2011.

On May 31, 2007, the Company closed an offering of notes issued on a private placement basis in the United States, with an aggregate principal amount of US$475 million. The Company used the proceeds of the notes to repay a portion of its outstanding bank debt under its credit facilities. The notes mature in 8 to 15 years and bear interest at rates between 5.68 and 6.05 percent.

On December 31, 2007, the Company was in compliance with all of the financial covenants under its syndicated credit facility that closed on January 10, 2008. The financial covenants under the syndicated credit facility, which include the unaudited pro forma Canetic, Vault and Titan Exploration Ltd. (“Titan”) historical results, are as follows:

•                  Consolidated senior debt to EBITDA shall be less than 3:1 except in certain circumstances and shall not exceed 3.5:1;

•                  Consolidated total debt to EBITDA shall be lessthan 4:1; and

•                  Consolidated senior debt to total trust capitalization shall not exceed 50 percent except in certain circumstances and shall not exceed 55 percent.

At December 31, 2007, the pro forma consolidated senior and total debt to EBITDA ratios were 1.5:1 and 1.6:1 respectively, and the consolidated senior debt to capitalization ratio was 29.5 percent.

On December 31, 2007, the Company was in compliance with the financial covenant pursuant to the notes, which is that consolidated total debt to consolidated total capitalization is not to exceed 55 percent except in certain circumstances where it is not to exceed 60 percent.

Under the terms of its current trust indenture, the Trust is required to make distributions to unitholders in amounts at least equal to its taxable income. Distributions may be monthly or special and in cash or in trust units at the discretion of our Board of Directors. To the extent that additional cash distributions are paid and capital programs are not adjusted, debt levels may increase. In the event that a special distribution in the form of trust units is declared, the terms of the current Trust Indenture require that the outstanding units be consolidated immediately subsequent to the distribution. The number of outstanding trust units would remain at the number outstanding immediately prior to the unit distribution, plus those sold to fund the payment of withholding taxes, and an amount equal to the distribution would be allocated to the unitholders as a taxable distribution. Penn West has never declared such a distribution and, at the current time, it forecasts that such a special distribution will not be required in 2008.

Due to the extent of our environmental programs, we believe no benefit would arise from the initiation of a reclamation fund. We believe our program will be sufficient to meet or exceed existing environmental regulations and best industry practices. In the event of significant changes to the environmental regulations or the cost of environmental activities, a higher portion of funds flow would be required to fund our environmental expenditures.

Standardized Distributable Cash

Prior to the recent guidance from accounting and regulatory standard setters on the disclosure of distributable cash, Penn West’s disclosures regarding distributable cash to its investors focused on statistics including a reconciliation of cash flow from operating activities to distributions declared and distributions declared as a percentage of cash flow from operating activities and net income. The Canadian Institute of Chartered Accountants (“CICA”) issued the Interpretive Release “Standardized Distributable Cash in Income Trusts and Other Flow-Through Entities” in July 2007, which provided further guidance. In the guidance, sustainability concepts are discussed and standardized distributable cash is defined as cash flow from operating activities less adjustments for productive capacity maintenance, long-term unfunded contractual obligations and the effect of any foreseeable financing matters, related to debt covenants, which could impair an entity’s ability to pay distributions or maintain productive capacity.

	Three months ended December 31		Year ended December 31
(millions, except per unit amounts, ratios and percentages)	2007	2006	2007	2006
Cash flow from operating activities	$311.7	$261.1	$1,241.8	$1,106.3
Productive capacity maintenance (1)	(191.0)	(148.5)	(697.3)	(572.3)
Standardized distributable cash	120.7	112.6	544.5	534.0
Proceeds from the issue of trust units (2)	50.2	31.3	163.1	118.6
Debt and working capital changes	76.1	97.6	270.3	159.2
Cash distributions declared	$247.0	$241.5	$977.9	$811.8
Accumulated cash distributions, beginning	1,864.2	891.8	1,133.3	321.5
Accumulated cash distributions, ending	$2,111.2	$1,133.3	$2,111.2	$1,133.3

Standardized distributable cash per unit, basic	$0.50	$0.48	$2.27	$2.66
Standardized distributable cash per unit, diluted	$0.50	$0.47	$2.25	$2.62
Standardized distributable cash payout ratio (3)	2.05	2.14	1.80	1.52

Distributions declared per unit	$1.02	$1.02	$4.08	$4.05
Net income as a percentage of cash distributions declared	51%	51%	18%	82%
Cash flow from operating activities as a percentage of cash distributions declared	126%	108%	127%	136%

(1)          Please refer to our discussion of productive capacity maintenance below.

(2)          Consists of proceeds from the Distribution Reinvestment and Optional Purchase Plan, the Trust Unit Rights Incentive Plan and the Trust Unit Savings Plan.

(3)          Represents cash distributions declared divided by standardized distributable cash.

We strive to fund both distributions and maintenance capital programs primarily from funds flow. We initially budget our capital programs at approximately 40-50 percent of annual funds flow. We believe that proceeds from the Distribution Reinvestment and Optional Purchase Plan should be used to fund capital expenditures of a longer-term nature. Over the medium term, additional borrowings and equity issues may be required from time to time to fund a portion of our distributions or maintain or increase our productive capacity. On a longer-term basis, adjustments to the level of distributions and/or capital expenditures to maintain or increase our productive capacity may be required based on forecast levels of funds flow, capital efficiency and debt levels.

Productive capacity maintenance is the amount of capital funds required in a period for an enterprise to maintain its future cash flow from operating activities at a constant level. As commodity prices can be volatile and short-term variations in production levels are often experienced in our industry, we define our productive capacity as production on a barrel of oil equivalent basis. A quantifiable measure for these short-term variations is not objectively determinable or verifiable due to various factors including the inability to distinguish natural production declines from the effect of production additions resulting from capital and optimization programs, and the effect of temporary production interruptions. As a result, the adjustment for productive capacity maintenance in our calculation of standardized distributable cash is our capital expenditures during the period excluding the cost of any asset acquisitions or proceeds of any asset dispositions. We believe that our current capital programs, based on 40-50 percent of forecast annual funds flow and our current view of our assets and opportunities, including particularly our oil sands project, and our proposed enhanced oil recovery projects, and our outlook for commodity prices and industry conditions, should be sufficient to maintain our productive capacity in the medium-term. We set our hurdle rates for evaluating potential development and optimization projects according to these parameters. Due to the risks inherent in the oil and natural gas industry, particularly our exploration and development activities and variations in commodity prices, there can be no assurance that capital programs, whether limited to the excess of funds flow over distributions or not, will be sufficient to maintain or increase our production levels or cash flow from operating activities. Penn West historically incurred a larger proportion of its development expenditures in the first quarter of each calendar year to exploit winter-only access properties. As we strive to maintain sufficient credit facilities and appropriate levels of debt, this seasonality is not currently expected to influence our distribution policies.

Our calculation of standardized distributable cash has no adjustment for long-term unfunded contractual obligations. We believe our only significant long-term unfunded contractual obligation at this time is for asset retirement obligations. Cash flow from operating activities, used in our standardized distributable cash calculation, includes a deduction for abandonment expenditures incurred during each period. We believe that our current environmental programs will be sufficient to fund our asset retirement obligations over the life of our reserves. Distribution policies are set by our Board of Directors based on funds flow. Distributions in excess of net income may include an economic return of capital to unitholders.

We currently have no financing restrictions caused by our debt covenants. We regularly monitor our current and forecast debt levels to ensure debt covenants are not exceeded.

(millions, except ratios)	To December 31, 2007
Cumulative standardized distributable cash from operations (1)	$1,562.9
Issue of trust units	290.0
Bank borrowing and working capital change	258.3
Cumulative cash distributions declared (1)	$2,111.2

Standardized distributable cash payout ratio (2)	1.35

(1)          Subsequent to the trust conversion on May 31, 2005.

(2)          Represents cumulative cash distributions declared divided by cumulative standardized distributable cash.

Financial Instruments

During 2007, Penn West had $201.6 million of unrealized losses on risk management activities compared to a $48.6 million gain in 2006. The losses in 2007 were primarily due to record oil prices experienced in the latter part of the year.

As at December 31, 2007 we had WTI crude oil collars on approximately 30,000 barrels per day for 2008 with an average floor price of US$66.17 per barrel and an average ceiling price of US$81.75 per barrel. In addition, Penn West has AECO natural gas collars on approximately 67.5 mmcf per day for 2008 with an average floor price of $6.68 per mcf and an average ceiling price of $7.70 per mcf.

In the second quarter of 2006, we entered into interest rate swaps that fix the interest rate for two years at approximately 4.36 percent on $100 million of floating interest rate debt. Further to this, in the fourth quarter of 2007, we entered into additional interest swaps that fix the interest rate for three years at 4.26 percent on $100 million of floating interest rate debt.

In the third quarter of 2007, we entered into foreign exchange forward contracts to fix the principal repayment on debt amounts totalling US$250 million at an exchange rate of approximately par.

In January 2008, we entered into 10-year U.S. Treasury forward contracts on a notional principal amount of $250 million at an average fixed treasury rate of 3.6778 percent until June 30, 2008.

Other financial instruments outstanding at December 31, 2007 were Alberta electricity contracts, which fix 2008 electricity costs on 32 megawatts at $75.02 per megawatt-hour and in both 2009 and 2010 fix electricity costs on 30 megawatts at $76.23 per megawatt-hour.

Mark to market amounts on all financial instruments outstanding at December 31, 2007 are summarized in note 11 to the audited consolidated financial statements. Canetic and Vault had entered into a number of financial instruments that were assumed upon closing of these deals. Please refer to Penn West’s website at www.pennwest.com for details of all financial instruments currently outstanding.

Outlook

This outlook section is included to provide unitholders with information as to management’s expectations as at March 6, 2008 for production, revenues and net capital expenditures for 2008 and readers are cautioned that the information may not be appropriate for any other purpose. This information constitutes forward-looking information. Readers should note the assumptions, risks and disclaimers under “Forward-Looking Statements”.

The outlook for oil prices remains strong, while the outlook for natural gas prices remains relatively weak and the Canadian dollar remains strong compared to the U.S. dollar. Including the Canetic and Vault acquisitions, Penn West forecasts 2008 production of between 195,000 boe per day and 205,000 boe per day. Based on a forecast WTI oil price of US$80.00 per barrel, a $6.75 per GJ natural gas price at AECO and a CAD/USD exchange rate of par for 2008, funds flow for 2008 is forecast to be between $2.0 billion and $2.1 billion. Based on this level of funds flow and other factors, we estimate 2008 net capital expenditures of approximately $960 million.

Sensitivity Analysis

Estimated sensitivities to selected key assumptions on 2008 financial results, including the impact of the Canetic and Vault acquisitions, and before considering hedging impacts, are outlined in the table below.

		Impact on Funds Flow (1)		Impact on Net Income (1)
Change of	Change	$ millions	$/unit	$ millions	$/unit
Price per barrel of liquids	$1.00	30.3	0.08	21.2	0.06
Liquids production	1,000 bbls/day	14.7	0.04	4.8	0.01
Price per mcf of natural gas	$0.10	17.2	0.05	12.0	0.03
Natural gas production	10 mmcf/day	14.2	0.04	0.8	—
Effective interest rate	1%	31.4	0.08	22.0	0.06
Exchange rate ($US per $CAD)	$0.01	23.9	0.06	16.8	0.04

(1)         The impact on funds flow and net income is computed based on 2008 forecast commodity prices and production volumes. The impact on net income assumes that the distribution levels are not adjusted for changes in funds flow thus changing the incremental future income tax rate.

Contractual Obligations and Commitments

We are committed to certain payments over the next five calendar years as follows:

(millions)	2008	2009	2010	2011	2012	Thereafter
Long-term debt	$—	$—	$1,485.4	$—	$—	$457.8
Transportation	13.9	5.8	2.2	0.1	—	—
Transportation ($US)	2.3	2.3	2.3	2.3	2.3	6.4
Power infrastructure	6.2	4.2	4.2	4.2	4.2	7.6
Drilling rigs	7.7	2.4	1.2	—	—	—
Purchase obligations (1)	13.3	13.3	13.3	13.3	13.2	41.1
Office lease	$19.4	$19.6	$17.3	$16.5	$16.2	$104.3

(1)  These amounts represent estimated commitments of $84.4 million for CO2 purchases and $23.1 million for processing fees related to interests in the Weyburn Unit.

The $4.0 billion syndicated credit facility expires on January 11, 2011. If we were not successful in renewing or replacing the facility, we could be required to repay all amounts then outstanding on the facility or enter term bank loans. As we strive to maintain our leverage ratios at relatively modest levels, we believe we will be successful in renewing or replacing our credit facility on acceptable terms.

Equity Instruments

Trust units issued:
As at December 31, 2007	242,663,164
Issued on exercise of trust unit rights	330,370
Issued to employee savings plan	217,988
Issued pursuant to distribution reinvestment plan	1,116,862
Issued on Canetic acquisition	124,348,739
Issued on Vault acquisition	5,550,923
As at March 6, 2008	374,228,046

Trust unit rights outstanding:
As at December 31, 2007	14,486,084
Granted	11,296,752
Exercised	(330,370)
Forfeited	(162,244)
As at March 6, 2008	25,290,222

Disclosure Controls and Procedures and Internal Controls over Financial Reporting

Penn West maintains disclosure controls and procedures designed to provide reasonable assurance that information required to be disclosed by Penn West in its annual filings, interim filings (as these terms are defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) and other reports filed or submitted by it under provincial and territorial securities legislation is recorded, processed, summarized and reported within the required time periods. Our Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures as of the end of the period covered by the annual filings, being December 31, 2007, have concluded that, as of such date, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by Penn West in reports that it files or submits is (i) recorded, processed, summarized and reported within the time periods as required, and (ii) accumulated and made known to management, including the Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

Our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and, as indicated in the preceding paragraph, the Chief Executive Officer and Chief Financial Officer believe that our disclosure controls and procedures are effective at that reasonable assurance level, although the Chief Executive Officer and Chief Financial Officer do not expect that the disclosure controls and procedures will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Management is responsible for establishing and maintaining adequate internal controls over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. Internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the design and effectiveness of our internal control over financial reporting as of the end of the fiscal year covered by this report based on the framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control — Integrated Framework. Based on this evaluation, management concluded that as of December 31, 2007, Penn West did maintain effective internal control over financial reporting. There have been no changes in Penn West’s internal control over financial reporting during both 2007 and the most recent interim period that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.

Management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2007 was audited by KPMG LLP, an independent registered public accounting firm, as stated in their report.

Accounting Changes and Pronouncements

Effective January 1, 2007, the Trust adopted new Canadian accounting standards issued by the CICA, these being “Comprehensive Income”, “Financial Instruments – Disclosure and Presentation”, “Hedges”, “Financial Instruments – Recognition and Measurement”, and “Equity”. The adoption of these standards has had no material impact on the Trust’s net income or funds flows.

Financial Instruments

Financial instruments are measured at fair value on the balance sheet upon initial recognition of the instrument. Measurement in subsequent periods depends on whether the financial instrument has been classified in one of the following categories: held-for-trading, available-for-sale, held-to-maturity, loans and receivables, or other financial liabilities as defined under CICA Handbook Section 3855.

Subsequent measurement and changes in fair value will depend on initial classification, as follows: held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net income; and available-for-sale financial instruments are measured at fair value with changes in fair value recorded in Other Comprehensive Income (“OCI”) until the instrument or a portion thereof is derecognized or impaired, at which time the amounts would be recorded in net income.

As the Trust elected to discontinue hedge accounting in 2005, the adoption of these standards did not change the Trust’s accounting for financial instruments. Cash and cash equivalents are designated as held-for-trading and are measured at carrying value, which approximates fair value due to the short-term nature of these instruments. Accounts receivable and accrued revenues are designated as loans and receivables. Accounts payable and accrued liabilities and long-term debt are designated as other liabilities. Risk management assets and liabilities are derivative financial instruments classified as held-for-trading.

Embedded Derivatives

An embedded derivative is a component of a contract that affects the contract terms in relation to another factor, for example rent costs that fluctuate with oil prices. These “hybrid” contracts are considered to consist of a “host” contract plus an “embedded derivative”. The embedded derivative is separated from the host contract and accounted for as a derivative if certain conditions are met. These include:

•                  The economic characteristics and risks of the embedded derivative are not closely related to the economic characteristics and risks of the host contract;

•                  If the embedded derivative separated meets the definition of a derivative; and

•                  The hybrid contract is not measured at fair value or classified as held-for-trading.

The Trust currently has no material embedded derivatives.

Comprehensive Income

Comprehensive income is defined as the change in equity from transactions and other events from non-owner sources. It consists of net income and OCI. OCI refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with GAAP. The Trust currently has no items requiring separate disclosure as OCI on a Statement of Comprehensive Income.

Future Accounting Pronouncements

Three new Canadian accounting standards have been issued: “Financial Instruments – Disclosure”, “Capital Disclosure” and “Goodwill and Intangible Assets”. These will require additional disclosure in the Trust’s financial statements commencing January 1, 2008 related to the Trust’s financial instruments as well as the management of capital. The goodwill and intangible assets section is effective January 1, 2009.

Related-Party Transactions

During 2007, Penn West paid $1.3 million (2006 – $4.1 million) of legal fees to a law firm of which a partner is also a director of Penn West.

Off-Balance-Sheet Financing

We have off-balance-sheet financing arrangements consisting of operating leases. The operating lease payments are summarized in the Contractual Obligations and Commitments section.

Critical Accounting Estimates

Our significant accounting policies are detailed in note 2 to the audited consolidated financial statements. In the determination of financial results, we must make certain significant accounting estimates as follows:

Full Cost Accounting

We use the full cost method of accounting for oil and natural gas properties. All costs of exploring for and developing oil and natural gas reserves are capitalized and depleted against associated oil and natural gas production using the unit-of production method based on the estimated proved reserves with forecast commodity pricing.

Our reserves were evaluated by GLJ Petroleum Consultants Ltd., an independent engineering firm. In 2007 and 2006, our reserves were determined in compliance with National Instrument 51-101. The evaluation of oil and natural gas reserves is, by its nature, based on complex extrapolations and models as well as other significant engineering, capital, pricing and cost assumptions. Reserve estimates are a key component in the calculation of depletion and are a key component of value in the ceiling test. To the extent that the ceiling amount, based in part on our reserves, is less than the carrying amount of property, plant and equipment, a write-down against income must be made. We determined there was no ceiling test write-down required at December 31, 2007.

Asset Retirement Obligations

The discounted, expected future cost of statutory, contractual or legal obligations to retire long-lived assets is recorded as an asset retirement liability with a corresponding increase to the carrying amount of the related asset. The recorded liability increases over time to its future liability amount through accretion charges to earnings, included in DD&A. Revisions to the estimated amount or timing of the obligations are reflected as increases or decreases to our asset retirement obligation. Actual asset retirement expenditures are charged to the liability to the extent of the then-recorded liability. Amounts capitalized to the related assets are amortized to income consistent with the depletion or depreciation of the underlying asset. Note 6 to the audited consolidated financial statements details the impact of these accounting recommendations.

Financial Instruments

Financial instruments included in the balance sheets consist of accounts and taxes receivable, the fair value of the derivative financial instruments, current liabilities and the bank loan. The fair values of these financial instruments approximate their carrying amounts due to the short-term maturity of the instruments, the mark to market values recorded for the financial instruments and the market rate of interest applied to the bank loan.

All of our accounts receivable are with customers in the oil and natural gas industry and are subject to normal industry credit risk. We may, from time to time, use various types of financial instruments to reduce our exposure to fluctuating oil and natural gas prices, electricity costs, exchange rates and interest rates. The use of these financial instruments exposes us to credit risks associated with the possible non-performance of counterparties to the derivative contracts. We limit this risk by transacting only with financial institutions with high credit ratings and by obtaining security in certain circumstances.

Our revenues from the sale of crude oil, natural gas liquids and natural gas are directly impacted by changes to the underlying commodity prices. To ensure that funds flows are sufficient to fund planned capital programs and distributions, costless collars or other financial instruments may be utilized. Collars ensure that commodity prices realized will fall into a contracted range for a contracted sales volume. Forward power contracts fix a portion of future electricity costs at levels determined to be economic by management.

Goodwill

Goodwill must be recorded on a business combination when the total purchase consideration exceeds the fair value of the net identifiable assets and liabilities of the acquired entity. The goodwill balance is not amortized; however, it must be assessed for impairment at least annually. Impairment is initially determined based on the fair value of the reporting entity compared to its book value. Any impairment must be charged to income or loss in the period the impairment occurs. We determined there was no goodwill impairment as at December 31, 2007.

Forward-Looking Statements

In the interest of providing Penn West’s unitholders and potential investors with information regarding Penn West, including management’s assessment of Penn West’s future plans and operations, certain statements contained in this document constitute forward-looking statements or information (collectively “forward-looking statements”) within the meaning of the “safe harbour” provisions of applicable securities legislation. Forward-looking statements are typically identified by words such as “anticipate”, “continue”, “estimate”, “expect”, “forecast”, “may”, “will”, “project”, “could”, “plan”, “intend”, “should”, “believe”, “outlook”, “potential”, “target” and similar words suggesting future events or future performance. In addition, statements relating to “reserves” or “resources” are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future. In particular, this document contains forward-looking statements pertaining to, without limitation, the following: the impact on our business, distribution policies and unitholders of the SIFT tax and the different actions that we might take in response to the SIFT tax; the impact on our reserves and business of the new Alberta royalty framework drilling plans; sufficiency of insurance related to Wildboy costs and losses; tie-in of wells; environmental regulation compliance costs and strategy; production estimates; netback estimates; our business strategy, including our strategy in respect of our Peace River Oil Sands project, and our coal bed methane, shale gas and enhanced oil recovery projects; product balance; the sufficiency of our environmental program; funding sources for distributions, distribution levels and whether a special distribution will be made in 2007; the funding of our asset retirement obligations; our beliefs and outlook for the maintenance of productive capacity; our outlook for oil and natural gas prices; our forecast 2008 net capital expenditures and the allocation and funding thereof; the section on “Outlook” which sets forth management’s expectations as to production, revenues and net capital expenditures for 2008; the sensitivity of our assumptions regarding 2008 funds flow and net income to changes in certain operational and financial metrics; currency exchange rates; our forecast funds flow; the nature and effectiveness of our risk management strategies; our belief that we will be successful in renewing or replacing our credit facilities on acceptable terms when they expire; the quantity and recoverability of our oil and natural gas reserves and resources, including the quantity of discovered heavy oil resources in place at the Peace River Oil Sands Project; and the ability of Penn West to economically develop its contingent resources at its Peace River Oil Sands Project and convert these resources into reserves.

With respect to forward-looking statements contained in this document, we have made assumptions regarding, among other things: future oil and natural gas prices and differentials between light, medium and heavy oil prices; future capital expenditure levels; future oil and natural gas production levels; future exchange rates; the amount of future cash distributions that we intend to pay; the cost of expanding our property holdings; our ability to obtain equipment in a timely manner to carry out development activities; the ability of insurance to offset the financial impact of the fire-related outage at the Wildboy natural gas plant; our ability to market our oil and natural gas successfully to current and new customers; the impact of increasing competition; our ability to obtain financing on acceptable terms; and our ability to add production and reserves through our development and exploitation activities. In addition, the “Outlook” section is based on specific assumptions as to commodity prices and exchange rates, planned capital expenditures and our success in maintaining production and adding new production through our exploitation activities.

Although Penn West believes that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause Penn West’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: volatility in market prices for oil and natural gas; the impact of weather conditions on seasonal demand and ability to execute capital programs; risks inherent in oil and natural gas operations; uncertainties associated with estimating reserves and resources; competition for, among other things, capital, acquisitions of reserves, resources, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; geological, technical, drilling and processing problems; general economic conditions in Canada, the U.S. and globally; industry conditions, including fluctuations in the price of oil and natural gas; royalties payable in respect of our oil and natural gas production; changes in government regulation of the oil and natural gas industry, including environmental regulation; fluctuations in foreign exchange or interest rates; unanticipated operating events that can reduce production or cause production to be shut-in or delayed; failure to obtain industry partner and other third-party consents and approvals when required; stock market volatility and market valuations; OPEC’s ability to control production and balance global supply and demand of crude oil at desired price levels; political uncertainty, including the risks of hostilities, in the petroleum producing regions of the world; the need to obtain required approvals from regulatory authorities from time to time; failure to realize the anticipated benefits of acquisitions, including the acquisition of Petrofund Energy Trust, the acquisition of C1 Energy Ltd. and Vault Energy Trust and the acquisition of Canetic Resources Trust; changes in tax law; changes in the Alberta royalty framework; uncertainty of obtaining required approvals for acquisitions and mergers; and the other factors described under “Business Risks” in this document and in Penn West’s public filings (including our Annual Information Form) available in Canada at www.sedar.com and in the United States at www.sec.gov. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, Penn West does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Additional Information

Additional information relating to Penn West including Penn West’s Annual Information Form is available on SEDAR at www.sedar.com.

MANAGEMENT’S REPORT

The consolidated financial statements of Penn West Energy Trust were prepared by management in accordance with accounting principles generally accepted in Canada. In preparing the consolidated financial statements, management has made estimates because a precise determination of certain assets and liabilities is dependent on future events. The financial and operating information presented in this report is consistent with that shown in the consolidated financial statements.

Management maintains a system of internal controls to provide reasonable assurance that all assets are safeguarded and to facilitate the preparation of relevant, reliable and timely financial records for the preparation of statements.

The consolidated financial statements have been examined by the external auditors and approved by the Board of Directors. The Board of Directors’ financial statement related responsibilities are fulfilled through the Audit Committee. The Audit Committee is composed entirely of independent directors. The Audit Committee recommends appointment of the external auditors to the Board of Directors, ensures their independence, and approves their fees. The Audit Committee meets regularly with management and the external auditors to discuss reporting and control issues and to ensure each party is properly discharging its responsibilities. The auditors have full and unrestricted access to the Audit Committee to discuss their audit and their related findings as to the integrity of the financial reporting process.

[signed] “William E. Andrew”	[signed] “Murray R. Nunns”	[signed] “Todd H. Takeyasu”

William E. Andrew	Murray R. Nunns	Todd H. Takeyasu
Chief Executive Officer	President and COO	Executive Vice President and CFO

March 6, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Penn West Petroleum Ltd., the administrator of Penn West Energy Trust and the Unitholders of Penn West Energy Trust

We have audited Penn West Energy Trust’s (“the Trust”)’s internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Trust’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying management’s report. Our responsibility is to express an opinion on the Trust’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

An entity’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. An entity’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the entity; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the entity are being made only in accordance with authorizations of management and directors of the entity; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the entity’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Trust maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have conducted our audits on the consolidated financial statements in accordance with Canadian generally accepted auditing standards. With respect to the year ended December 31, 2007, we also have conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our report dated March 6, 2008 expressed an unqualified opinion on those consolidated financial statements.

[signed] “KPMG LLP”

Chartered Accountants
Calgary, Canada

March 6, 2008

AUDITORS’ REPORT TO THE UNITHOLDERS

To the Unitholders of Penn West Energy Trust

We have audited the consolidated balance sheets of Penn West Energy Trust (“the Trust”) as at December 31, 2007 and 2006 and the consolidated statements of income and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Trust’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. With respect to the consolidated financial statements for the year ended December 31, 2007, we also conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Trust as at December 31, 2007 and 2006 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Trust’s internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 6, 2008 expressed an unqualified opinion on the effectiveness of the Trust’s internal control over financial reporting.

[signed] “KPMG LLP”

Chartered Accountants
Calgary, Canada

March 6, 2008

CONSOLIDATED BALANCE SHEETS

	As at December 31
(CAD millions)	2007	2006
ASSETS
Current
Accounts receivable	$277.5	$268.7
Risk management (note 11)	—	54.0
Future income taxes (note 7)	44.3	—
Other	45.7	56.0
	367.5	378.7
Property, plant and equipment (note 3)	7,413.5	7,039.0
Goodwill (note 4)	652.0	652.0
	8,065.5	7,691.0
	$8,433.0	$8,069.7

LIABILITIES AND UNITHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	$359.3	$384.1
Distributions payable	82.5	80.6
Risk management (note 11)	147.6	—
	589.4	464.7
Long-term debt (note 5)	1,943.2	1,285.0
Asset retirement obligations (note 6)	413.5	339.1
Future income taxes (note 7)	917.4	792.6
	3,863.5	2,881.4
Unitholders’ equity
Unitholders’ capital (note 8)
(Units outstanding 2007 – 242,663,164; 2006 – 237,126,219)	3,877.1	3,712.4
Contributed surplus (note 8)	35.3	16.4
Retained earnings	657.1	1,459.5
	4,569.5	5,188.3
	$8,433.0	$8,069.7

Subsequent events (notes 5 and 18)

Contractual obligations and commitments (note 13)

See accompanying notes to the audited consolidated financial statements.

Approved on behalf of Penn West Energy Trust, by Penn West Petroleum Ltd. as Administrator:

[signed] “John A. Brussa”	[signed] “James C. Smith”

John A. Brussa	James C. Smith
Chairman	Director

CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS

	Years ended December 31
(CAD millions, except per unit amounts)	2007	2006
Revenues
Oil and natural gas	$2,458.8	$2,033.7)
Royalties	(450.8)	(388.0
	2,008.0	1,645.7
Risk management gain (loss) (note 11)
Realized	3.0	67.2
Unrealized	(182.0)	42.8
	1,829.0	1,755.7
Expenses
Operating (note 9)	517.7	429.1
Transportation	24.1	24.5
General and administrative (note 9)	65.8	44.5
Financing (note 5)	92.4	49.3
Depletion, depreciation and accretion	896.7	654.7
Risk management (gain) loss (note 11)	19.6	(5.8)
Unrealized foreign exchange gain	(38.2)	—
	1,578.1	1,196.3
Income before taxes	250.9	559.4

Taxes
Future income tax expense (reduction) (note 7)	75.4	(106.2)

Net income	175.5	665.6

Retained earnings, beginning of year	1,459.5	1,605.7
Distributions declared	(977.9)	(811.8)
Retained earnings, end of year	$657.1	$1,459.5

Net income per unit
Basic	$0.73	$3.32
Diluted	$0.73	$3.27
Weighted average units outstanding (millions)
Basic	239.4	200.8
Diluted	241.5	203.5

See accompanying notes to the audited consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended December 31
(CAD millions)	2007	2006
Operating activities
Net income	$175.5	$665.6
Depletion, depreciation and accretion	896.7	654.7
Future income tax expense (reduction) (note 7)	75.4	(106.2)
Unit-based compensation (note 9)	20.5	11.3
Risk management (gain) loss (note 11)	201.6	(48.6)
Unrealized foreign exchange gain	(38.2)	—
Asset retirement expenditures	(51.5)	(26.9)
Change in non-cash working capital (note 14)	(38.2)	(43.6)
	1,241.8	1,106.3
Investing activities
Acquisition of property, plant and equipment	(576.1)	(18.2)
Disposition of property, plant and equipment	133.2	12.6
Additions to property, plant and equipment	(697.3)	(572.3)
Petrofund acquisition costs (note 17)	—	(25.0)
Change in non-cash working capital (note 14)	14.9	11.7
	(1,125.3)	(591.2)
Financing activities
Proceeds from issuance of notes (note 5)	509.1	—
Increase in bank loan	187.3	132.6
Issue of equity	32.0	22.5
Distributions paid	(844.9)	(685.7)
Settlement of future income tax liabilities on trust conversion	—	15.5
	(116.5)	(515.1)
Change in cash	—	—
Cash, beginning of year	—	—
Cash, end of year	$—	$—

Interest paid	$94.5	$44.4
Income taxes paid (recovered)	$(2.4)	$8.6

See accompanying notes to the audited consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All tabular amounts are in millions except numbers of units, per unit amounts, percentages and various figures in Note 11)

1.     Structure of Penn West

Penn West Energy Trust (“Penn West” or the “Trust”) is an open-ended, unincorporated investment trust governed by the laws of the Province of Alberta. The purpose of Penn West is to indirectly explore for, develop and hold interests in petroleum and natural gas properties through investments in securities of subsidiaries and royalty interests in oil and natural gas properties. Penn West owns 100 percent of the common shares or partnership interests, directly or indirectly, of the entities that carry on the oil and natural gas business of Penn West. The activities of these entities are financed through interest-bearing notes from Penn West and third-party debt as described in the notes to the audited consolidated financial statements.

Pursuant to the terms of net profit interest agreements (the “NPIs”), Penn West is entitled to payments from certain subsidiary entities equal to essentially all of the proceeds of the sale of oil and natural gas production less certain specified deductions. Under the terms of the NPIs, the deductions are in part discretionary, include the requirement to fund capital expenditures and asset acquisitions, and are subject to certain adjustments for asset dispositions.

Under the terms of its trust indenture, Penn West is required to make distributions to unitholders in amounts at least equal to its taxable income consisting of interest on notes, the NPIs, and any inter-corporate distributions and dividends received, less certain expenses and deductions.

On June 2, 2005, the trust units commenced trading on the TSX under the symbol “PWT.UN”. On June 22, 2006, the trust units commenced trading on the NYSE under the symbol “PWE”.

2.     Significant accounting policies

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).

a) Principles of consolidation

The consolidated financial statements include the accounts of Penn West and all its wholly owned subsidiaries and partnerships.

b) Other current assets

Other current assets include deposits, prepayments and inventory. Inventories are valued at the lower of cost and net realizable value.

c) Property, plant and equipment

i) Capitalized costs

The full cost method of accounting for oil and natural gas operations is followed, whereby all costs of acquiring, exploring for and developing oil and natural gas reserves are capitalized. These costs include lease acquisition, geological and geophysical, exploration and development and related equipment costs. Proceeds from the disposition of oil and natural gas properties are accounted for as a reduction of capitalized costs, with no gain or loss recognized unless such disposition results in a significant change in the depletion and depreciation rate.

ii) Depletion and depreciation

Depletion and depreciation of resource properties is calculated using the unit-of-production method based on production volumes before royalties in relation to total proved reserves as estimated by independent petroleum engineers. Natural gas volumes are converted to equivalent oil volumes based upon the relative energy content of six thousand cubic feet of natural gas to one barrel of oil. In determining its depletion base, the Trust includes estimated future costs to be incurred in developing proved reserves and excludes estimated equipment salvage values and the lower of cost and market of unevaluated properties. Significant natural gas processing facilities, net of estimated salvage values, are depreciated using the declining balance method over the estimated useful lives of the facilities.

iii) Ceiling test

The recoverability of accumulated costs in a cost centre is assessed based on undiscounted future cash flows from proved reserves, using forecast prices, and the cost of unproved properties. If accumulated costs are assessed to be not fully recoverable, the cost centre is written down to its fair value estimated as the present value of expected future cash flows, using forecast prices, from proved and probable reserves and the cost of unproved properties. Expected future cash flows are discounted at the Trust’s estimated risk free rate.

iv) Asset retirement obligations

The fair value of legal obligations for property abandonment and site restoration is recognized as a liability on the balance sheet as incurred with a corresponding increase to the carrying amount of the related asset. The recorded liability increases over time to its future amount through accretion charges included in depletion, depreciation and accretion. Revisions to the estimated amount or timing of the obligations are reflected as increases or decreases to the recorded liability. Asset retirement expenditures, up to the recorded liability at the time, are charged to the liability. Amounts capitalized to the related assets are amortized to income consistent with the depletion or depreciation of the underlying asset.

The estimates in ii) and iii) and iv) are based on volumes and reserves calculated based on forecast sales prices, costs and regulations expected at the end of the fiscal year.

d) Joint operations

Some of the Trust’s exploration and development activities are conducted jointly with others. The accounts reflect only the Trust’s proportionate interest in such activities.

e) Financial instruments

The Trust has policies and procedures in place with respect to the required documentation and approvals for the use of derivative financial instruments and their use is limited to mitigating market price risk associated with expected cash flows.

Financial instruments are measured at fair value on the balance sheet upon initial recognition of the instrument. Measurement in subsequent years depends on whether the financial instrument has been classified in one of the following categories: held-for-trading, available-for-sale, held-to-maturity, loans and receivables, or other financial liabilities.

Subsequent measurement and changes in fair value will depend on initial classification, as follows: held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net income; available-for-sale financial instruments are measured at fair value with changes in fair value recorded in Other Comprehensive Income (“OCI”) until the instrument or a portion thereof is derecognized or impaired at which time the amounts would be recorded in net income.

As the Trust elected to discontinue hedge accounting in 2005, the adoption of these standards did not change the Trust’s accounting for financial instruments. Cash and cash equivalents are designated as held-for-trading and are measured at carrying value, which approximates fair value due to the short-term nature of these instruments. Accounts receivable and accrued revenues are designated as loans and receivables. Accounts payable and accrued liabilities and long-term debt are designated as other financial liabilities. All risk management assets and liabilities are derivative financial instruments classified as held-for-trading.

f) Enhanced oil recovery

The value of proprietary injectants is not recognized as revenue until reproduced and sold to third parties. The cost of injectants purchased from third parties for miscible flood projects is included in property, plant and equipment. These injectant costs are amortized as depletion and depreciation over the period of expected future economic benefit on a straight-line basis. Costs associated with the production of proprietary injectants are expensed.

g) Foreign currency translation

Monetary items, such as receivables and long-term debt, are translated to Canadian dollars at the rate of exchange in effect at the balance sheet date. Non-monetary items, such as property, plant and equipment, are translated to Canadian dollars at the rate of exchange in effect when the transaction occurred. Revenues and expenses denominated in foreign currencies are translated at the average exchange rate in effect during the period. Foreign exchange gains or losses on translation are included in income.

h) Unit-based compensation

The Trust has a trust unit rights incentive plan, as outlined in note 9. Compensation expense for the plan is based on the fair value of rights issued, amortized over the remaining vesting periods on a straight-line basis. A Binomial Lattice option-pricing model is used to determine the fair value of rights granted. Costs in respect of the employee trust unit savings plan are expensed as incurred.

i) Revenue recognition

Revenues from the sale of crude oil, natural gas liquids and natural gas are recognized when title passes from Penn West Petroleum Ltd. (“the Company”) to the purchaser.

j) Income taxes

Penn West uses the asset and liability method of accounting for future income taxes. Temporary differences are calculated assuming that the financial assets and liabilities will be settled at their carrying amount. Future income taxes are computed on temporary differences using enacted or substantively enacted income tax rates that are expected to apply when future income tax assets and liabilities are realized or settled. Penn West is taxable on income in excess of distributions to unitholders.

k) Goodwill

Goodwill is recorded on a business combination when the total purchase consideration exceeds the fair value of the net identifiable assets and liabilities of the acquired entity. Goodwill is not amortized and the balance is assessed for impairment on an annual basis, at December 31, or more frequently if circumstances arise that indicates impairment may have occurred. If impairment exists, the impairment amount is charged to earnings and is considered to be non-deductible for tax purposes.

The impairment test consists of two steps. First, the fair value of the Trust is compared to the carrying amount, including goodwill, to identify a potential impairment. If the fair value is greater than the carrying amount, goodwill is considered not to be impaired and the second step is not necessary. When the carrying amount exceeds the fair value, the second step requires the implied fair value of the goodwill to be compared to its carrying amount. The implied fair value of goodwill is computed by assigning fair values to the identifiable assets and liabilities of the Trust as if it had been acquired in a business combination. If the carrying amount of goodwill exceeds its implied fair value, an impairment loss equal to the excess is recognized in the period.

l) Measurement uncertainty

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of any contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses for the period. Actual results may differ materially from those estimates.

Significant estimates are included in the determination of the provisions for depletion and depreciation of petroleum and natural gas assets and the asset retirement obligations liability and the accretion thereof. Depletion and the ceiling test are based on estimates of reserves, which by their nature include estimates of future production rates, oil and gas prices and costs, as well as other assumptions. These and other estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates could be material.

m) Transportation expense

Transportation relates to costs paid by the Trust for the shipping of natural gas, crude oil and NGL from the wellhead to the point of title transfer. These costs are recognized when the transportation is provided.

n) Per unit calculations

Penn West follows the treasury stock method to compute the dilutive impact of unit rights. The treasury stock method assumes that the proceeds received from the pro forma exercise of in-the-money trust unit rights are used to purchase trust units at average market prices.

o) Embedded derivatives

An embedded derivative is a component of a contract that affects the terms in relation to another factor, for example rent costs that fluctuate with oil prices. These “hybrid” contracts are considered to consist of a “host” contract plus an embedded derivative. The embedded derivative is separated from the host contract and accounted for as a derivative only if certain conditions are met. These include:

•	the economic characteristics and risks of the embedded derivative are not closely related to the economic characteristics and risks of the host contract;

•	if the embedded derivative separated meets the definition of a derivative; and

•	the hybrid contract is not measured at fair value or classified as held for trading.

The Trust currently has no material embedded derivatives.

p) Comprehensive income

Comprehensive income is defined as the change in equity from transactions and other events from non-owner sources. It consists of net income and OCI. OCI refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with generally accepted accounting principles. The Trust currently has no items requiring separate disclosure as OCI on a statement of Comprehensive Income.

q) Transaction costs

Transaction costs are capitalized when related to acquisitions and divestiture activities and expensed into net income as incurred during financing transactions.

Future accounting changes

Three new Canadian accounting standards have been recently issued: “Financial Instruments – Disclosure”, “Capital Disclosures” and “Goodwill and Intangible Assets”.

The Financial Instruments – Disclosure section outlines standards of disclosures and presentation for financial instruments, effective January 1, 2008. This requires additional disclosure by the Trust and will be implemented in the first quarter of 2008.

The Capital Disclosure section becomes effective on January 1, 2008 and specifies disclosures relating to capital, including a qualitative discussion on an entity’s objectives, polices and processes for managing capital and summary quantitative data regarding what is managed as capital. This section requires additional disclosure by the Trust and will be implemented in the first quarter of 2008.

The Goodwill and Intangible Assets section establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets subsequent to its initial recognition. The new section becomes effective on January 1, 2009. The Trust is currently assessing the impact of this new section.

3.     Property, plant and equipment

	December 31
	2007	2006
Oil and natural gas properties, including production and processing equipment	$10,925.1	$9,683.2
Accumulated depletion and depreciation	(3,511.6)	(2,644.2)
Net book value	$7,413.5	$7,039.0

Other than Penn West’s net share of capital overhead recoveries, no general and administrative expenses are capitalized. In 2007, additions to property, plant and equipment included a $96.6 million (2006 – $55.9 million) increase related to additions to asset retirement obligations; and a $5.1 million (2006 – $1.7 million) addition for future income taxes recorded on property acquisitions. The lower of cost and market of unevaluated property excluded from the depletion base as at December 31, 2007 was $303 million (December 31, 2006 – $303 million). The depletion and depreciation calculation includes future capital costs to develop proved reserves of $729 million (2006 – $718 million).

An impairment test was performed on the costs capitalized to oil and natural gas properties at December 31, 2007 and 2006. The estimated undiscounted future net cash flows from proved reserves, using forecast prices, exceeded the carrying amount of the oil and natural gas property interests less the cost of unproved properties.

The following table outlines benchmark prices used in the impairment test:

	WTI ($US/ bbl)	AECO ($CAD/mcf)	Exchange rate ($US equals $1 CAD)
2008	$90.81	$6.63	1.00
2009	87.00	7.38	1.00
2010	84.33	7.65	1.00
2011	82.39	7.65	1.00
2012 – 2018	$84.54	$8.06	1.00
Thereafter (inflation percentage)	2.0	2.0	—

4.   Goodwill

In 2006, Penn West recorded $652 million in goodwill in conjunction with the Petrofund Energy Trust (“Petrofund”) acquisition. The goodwill impairment test is completed annually on December 31 or more frequently if circumstances arise that indicate an impairment may have occurred. At December 31, 2007 and 2006 an impairment test was performed and it was determined that there was no impairment to the goodwill balance.

5.   Long-term debt

	December 31
	2007	2006
Bankers’ acceptances and prime rate loans	$1,472.3	$1,285.0
U.S. Senior unsecured notes
5.68%, US$160 million, maturing May 31, 2015	158.6	—
5.80%, US$155 million, maturing May 31, 2017	153.7	—
5.90%, US$140 million, maturing May 31, 2019	138.8	—
6.05%, US$20 million, maturing May 31, 2022	19.8	—
Total long-term debt	$1,943.2	$1,285.0

As at December 31, 2007, the Company had an unsecured, extendible, three-year revolving syndicated credit facility with an aggregate borrowing limit of $2.1 billion, with an expiry date of August 25, 2010. In January 2008, the Company amended its unsecured, revolving syndicated credit facility to an aggregate borrowing limit of $4.0 billion expiring on January 11, 2011, to enable the cancellation of the credit facilities of Canetic Resources Trust (“Canetic”) and Vault Energy Trust (“Vault”). The facility is made up of two revolving tranches; tranche one of the facility is $3.25 billion and extendible and tranche two is $750 million and non-extendible. The credit facility contains financial covenants consisting of debt to earnings before interest, taxes and depletion, depreciation and amortization (“EBITDA”) and debt to capitalization ratios. During 2007, the weighted average effective interest rate under the credit facility was five percent.

Financing costs include interest expense on long-term debt of $90.1 million for the year ended December 31, 2007 (2006 – $47.7 million).

Letters of credit totalling $0.3 million were outstanding on December 31, 2007 (December 31, 2006 – $0.4 million) that reduced the amount otherwise available to be drawn on the syndicated facility.

The US$475 million of senior unsecured notes are subject to the financial covenant that consolidated debt to consolidated capitalization shall not exceed 55 percent except in the event of a material acquisition where it is not to exceed 60 percent. The estimated fair value of the principal and interest obligations under the notes, calculated using estimated market rates on December 31, 2007 was $457.8 million.

In January 2008, we entered into 10-year U.S. Treasury forward contracts on a notional principal amount of $250 million at an average fixed treasury rate of 3.6778 percent until June 30, 2008.

6.   Asset retirement obligations

Total asset retirement obligations are based upon the present value of Penn West’s net share of estimated future costs to abandon and reclaim all wells and facilities. The estimates were made by management using external consultants assuming current technology and enacted legislation.

The total inflated and undiscounted amount to settle Penn West’s asset retirement obligations at December 31, 2007 was $2.6 billion (December 31, 2006 – $2.2 billion). The asset retirement obligation was determined by applying an inflation factor of 2.0 percent (2006 – 2.0 percent) and the inflated amount was discounted using a credit-adjusted rate of 7.0 percent (2006 – 7.0 percent) over the expected useful life of the underlying assets, currently extending up to 50 years into the future with an average life of 23 years. The well reclamation cost assumptions were revised upwards in 2007 to reflect the overall increases in costs experienced. Future cash flows from operating activities are expected to fund the obligations.

Changes to asset retirement obligations were as follows:

	2007	2006
Balance, beginning of year	$339.1	$192.4
Liabilities incurred during the year	35.7	30.2
Petrofund liabilities assumed on acquisition	—	98.0
Increase in liability due to change in estimate	60.9	25.7
Liabilities settled during the year	(51.5)	(26.9)
Accretion charges	29.3	19.7
Balance, end of year	$413.5	$339.1

7.     Income taxes

In 2007, the Government of Canada enacted new tax legislation on publicly traded income trusts. Under the new rules, effective for the 2011 tax year, distributions of certain types of income will no longer be deductible for income tax purposes by certain specified investment flow-through (“SIFT”) entities, including Penn West, and any resultant taxable income at the trust level will be taxed at an approximation of the corporate tax rate. At the time of the enacted legislation, the SIFT tax rate was 31.5 percent, which led to an additional $325.5 million future income tax liability and future income tax expense recorded in the second quarter of 2007. In accordance with GAAP, prior to the enactment, the temporary differences in the Trust were not reflected in future income taxes. In the fourth quarter of 2007 the Government of Canada enacted tax rate reductions which included a lower SIFT tax rate of 29.5 percent in 2011 and 28.0 percent in 2012 and subsequent years and a total reduction to future corporate income tax rates of 3.5 percent. As a result of the above legislation, a $106.4 million future income tax reduction was recorded during the fourth quarter of 2007. The Trust’s temporary differences relate primarily to the net book value of oil and natural gas properties in excess of tax pools assumed on the Petrofund acquisition closing June 30, 2006.

On February 26, 2008, the Government of Canada, in its Federal Budget, announced changes to the SIFT tax rules. The provincial component of the SIFT tax will be based on the provincial rates where the SIFT has a permanent establishment rather than using a 13 percent flat rate. For Penn West, the SIFT tax rate applicable in 2012 is expected to fall from 28 percent to 25 percent. As the tax rate change has not been substantively enacted, no future income tax rate benefit has been recorded in the financial statements.

As at December 31, future income tax assets (liabilities) arose from temporary differences as follows:

	2007	2006
Property, plant and equipment	$(1,027.1)	$(876.4)
Risk management	44.3	(17.6)
Asset retirement obligations	109.7	101.4
Net future income tax liability	$(873.1)	$(792.6)
Future income tax asset	44.3	—
Future income tax liability	$(917.4)	$(792.6)

The Trust currently maintains an income tax status that permits it to deduct distributions to unitholders in addition to other items.

The provision for (reduction of) income taxes reflects an effective tax rate that differs from the combined federal and provincial statutory tax rate as follows:

	Year ended December 31
	2007	2006
Income before taxes	$250.9	$559.4
Combined statutory tax rate	32.8%	35.2%
Computed income tax provision	$82.2	$197.0
Increase (decrease) resulting from:
Net Income attributable to the trust	(203.9)	(197.4)
Tax rate reductions	(128.8)	(108.1)
Effect of SIFT tax	325.5	—
Unit-based compensation	5.5	3.4
Unrealized foreign exchange	(5.1)	—
Non-deductible Crown payments, net	—	36.1
Resource allowance	—	(38.4)
Other	—	1.2
Future income tax expense (reduction)	$75.4	$(106.2)

8.   Unitholders’ equity

a) Authorized

i) An unlimited number of Voting Trust Units, which are redeemable at the option of the unitholder.

ii) An unlimited number of Special Voting Units, which enable the Trust to provide voting rights to holders of any exchangeable shares that may be issued by any direct or indirect subsidiaries of the Trust. Except for the right to vote, the Special Voting Units do not confer any rights.

Trust units are redeemable at any time at the option of the unitholder. The redemption price is equal to the least of 95 percent of the closing market price on the date the units were tendered for redemption, 95 percent of the volume weighted average market price for the 10 days immediately after the date the units were tendered for redemption, or 95 percent of the closing market price on the date of redemption. Total redemptions are limited to $250,000 in any calendar month, subject to waiver at the discretion of the administrator. If the limitation is not waived, the amount payable in excess of the $250,000 will be settled by the distribution of redemption notes to the redeeming unitholders by the Trust.

Penn West has a Distribution Reinvestment and Optional Trust Unit Purchase Plan (the “DRIP”) that provides eligible unitholders the opportunity to reinvest monthly cash distributions into additional units at a potential discount. Units are issued from treasury at 95 percent of the 10-day volume-weighted average market price when available. When units are not available from treasury they are acquired in the open market at prevailing market prices.

Unitholders who participate in the DRIP may also purchase additional units, subject to a monthly maximum of $5,000 and a minimum of $500. Optional cash purchase units are acquired, without a discount, in the open market at prevailing market prices or issued from treasury at the 10-day volume-weighted average market price.

b)    Issued

Voting Trust Units	Units	Amount
Balance, December 31, 2005	163,290,013	$561.0
Issued on exercise of trust unit rights (1)	407,750	10.6
Issued to employee trust unit savings plan	295,449	12.3
Issued to distribution reinvestment plan	2,459,870	96.1
Issued on Petrofund acquisition	70,673,137	3,032.4
Balance, December 31, 2006	237,126,219	3,712.4
Issued on exercise of trust unit rights (1)	665,155	16.1
Issued to employee trust unit savings plan	532,840	17.5
Issued to distribution reinvestment plan	4,338,950	131.1
Balance, December 31, 2007	242,663,164	$3,877.1

(1) The exercise of trust unit rights is reflected as a reduction of contributed surplus and an increase to unitholders’ capital.

Special voting units

No Special Voting Units were issued.

c)     Contributed surplus

	2007	2006
Balance, beginning of year	$16.4	$5.5
Unit-based compensation expense	20.5	11.3
Benefit on rights exercised (1)	(1.6)	(0.4)
Balance, end of year	$35.3	$16.4

(1)  The exercise of trust unit rights is reflected as a reduction of contributed surplus and an increase to unitholders’ capital.

9.     Unit-based compensation

Trust unit rights incentive plan

Penn West has a unit rights incentive plan that allows Penn West to issue rights to acquire trust units to directors, officers, employees and other service providers. Under the terms of the plan, the number of trust units reserved for issuance shall not exceed 10 percent of the aggregate number of issued and outstanding trust units of Penn West. Unit rights are granted at prices administered to be equal to the volume-weighted average trading price of the trust units on the Toronto Stock Exchange for the five trading days immediately prior to the date of grant. If certain conditions are met, the exercise price per unit may be reduced by deducting from the grant price the aggregate of all distributions, on a per unit basis, paid by Penn West after the grant date. Rights granted under the plan prior to November 13, 2006 vest over a five-year period and expire six years after the date of the grant. Rights granted subsequent to this date generally vest over a three-year period and expire four years after the date of the grant.

Trust Unit Rights	Number Outstanding	Weighted Average Exercise Price	Weighted Average Grant Date Fair Value
Outstanding, December 31, 2005	9,447,625	$28.45	$2.92
Granted	3,257,622	39.77	8.10
Exercised	(407,750)	24.65	2.15
Forfeited	(1,012,625)	33.38	5.58
Balance before reduction of exercise price	11,284,872	30.89	4.21
Reduction of exercise price for distributions paid	—	(3.13)	—
Outstanding, December 31, 2006	11,284,872	$27.76	$4.21
Granted	5,189,346	33.24	6.38
Exercised	(665,155)	21.91	2.69
Forfeited	(1,322,979)	29.88	5.73
Balance before reduction of exercise price	14,486,084	29.80	4.91
Reduction of exercise price for distributions paid	—	(4.11)	—
Outstanding, December 31, 2007	14,486,084	$25.69	$4.91

At December 31, 2007, exercisable trust units totaled 2,742,359 (2006 – 1,125,300) for a weighted average exercise price of $22.53 (2006 – $23.16) and a weighted average grant date fair value of $3.75 (2006 – $2.37).

	Unit Rights Outstanding			Unit Rights Exercisable
Range of Grant Prices	Number Outstanding	Weighted Average Exercise Price (1)	Weighted Remaining Contractual Life (years) (2)	Number Exercisable	Weighted Average Exercise Price (1)
$26.00 – $30.99	6,061,745	$19.65	3.6	1,765,576	$18.59
$31.00 – $35.99	6,401,700	28.55	3.6	565,633	26.04
$36.00 – $40.99	1,461,989	33.80	3.8	292,300	33.60
$41.00 – $45.99	560,650	37.13	4.7	118,850	37.16
	14,486,084	$25.69	3.7	2,742,359	$22.53

(1)   Exercise prices are adjusted for distributions if certain conditions are met.

(2)   Rights granted under the plan prior to November 13, 2006 expire after 6 years, rights granted after this date expire after 4 years.

Penn West recorded unit-based compensation expense of $20.5 million for the year ended December 31, 2007, of which $5.5 million was charged to operating expense and $15.0 million was charged to general and administrative expense (2006 – $11.3 million, $2.8 million and $8.5 million respectively). Unit-based compensation expense is based on the fair value of rights issued and is amortized over the remaining vesting periods on a straight-line basis.

The Binomial Lattice option-pricing model was used to determine the fair value of trust unit rights granted with the following weighted average assumptions:

	Year ended December 31
	2007	2006 (2)
Average fair value of trust unit rights granted (per unit)	$6.38	$8.10
Expected life of trust unit rights (years)	3.0	4.5
Expected volatility (average)	24.9%	23.8%
Risk-free rate of return (average)	4.2%	4.1%
Distribution yield (1)	13.1%	9.9%

(1)   Represents distributions declared as a percentage of the market price of trust units and does not account for any portion of distributions that represent a return of capital.

(2)   Rights granted prior to November 13, 2006 vest over a five-year period. Rights granted subsequent to November 13, 2006 vest over a three-year period.

The expected volatility of the trust unit rights was based on the historical unit price volatility of the Trust and the volatility of certain competitors. The expected life of the trust unit rights was based on expected exercise patterns and the forfeiture rate was based on historical employee forfeiture patterns.

Trust unit savings plan

Penn West has an employee trust unit savings plan for the benefit of all employees. Under the savings plan, employees may elect to contribute up to 10 percent of their salary and Penn West matches these contributions at a rate of $1.50 for each $1.00. Both the employee’s and Penn West’s contribution are used to acquire Penn West trust units. These trust units may be issued from treasury at the five-day volume weighted average month-end trading price on the Toronto Stock Exchange or purchased in the open market at prevailing market prices. During 2007, 532,840 treasury units (2006 – 295,449) were contributed to the plan at an average of $32.86 per unit (2006 – $41.71) and a total cost of $17.5 million (2006 – $12.3 million). No trust units have been purchased in the open market since the trust conversion.

10.  Distributions payable to unitholders

Under the terms of its trust indenture, Penn West is required to make distributions to unitholders in amounts at least equal to its taxable income consisting of interest on notes, the NPIs, and any inter-corporate distributions and dividends received, less certain expenses. Distributions may be monthly or special and in cash or in trust units at the discretion of the Board of Directors. Distributions payable to unitholders is the amount declared and payable by the Trust.

Accumulated Cash Distributions	2007	2006
Balance, beginning of year	$1,133.3	$321.5
Distributions declared	977.9	811.8
Balance, end of year	$2,111.2	$1,133.3
Distributions per unit (1)	$4.08	$4.05
Accumulated cash distributions per unit, beginning of year	6.02	1.97
Accumulated cash distributions per unit, end of year	$10.10	$6.02

(1)   Distributions per unit are the sum of the per unit amounts declared monthly to unitholders.

11.  Risk management

Financial instruments included in the balance sheets consist of accounts receivable, fair values of derivative financial instruments, current liabilities and long-term debt. The fair values of these financial instruments approximate their carrying amounts, except for the U.S. Senior notes described in Note 5, due to the short-term maturity of the instruments, the mark to market values recorded for the financial instruments and the market rate of interest applied to the long-term debt.

Nearly all of the accounts receivable are with customers in the oil and natural gas industry and are subject to normal industry credit risk. Penn West, from time to time, uses various types of financial instruments to reduce its exposure to fluctuating oil and natural gas prices, electricity costs, exchange rates and interest rates. The use of these instruments exposes Penn West to credit risks associated with the possible non-performance of counterparties to derivative instruments. Penn West limits this risk by transacting only with financial institutions with high credit ratings and by obtaining security in certain circumstances.

Penn West’s revenue from the sale of crude oil, natural gas liquids and natural gas is directly impacted by changes to the underlying commodity prices. To ensure that funds flows are sufficient to fund planned capital programs and distributions, collars or other financial instruments may be utilized. Collars ensure that commodity prices realized will fall into a contracted range for a contracted sales volume. Forward power contracts fix a portion of future electricity costs at levels determined to be economic by management.

Variations in interest rates directly impact interest costs. From time to time, Penn West may increase the certainty of future interest rates using financial instruments to swap floating interest rates for fixed rates or by transactions in fixed rate instruments.

Crude oil sales are referenced to or denominated in U.S. dollars. Crude oil prices realized in Canadian dollars are accordingly impacted directly by Canadian to U.S. exchange rates. Penn West currently has a portion of long-term debt held in U.S. dollars which is also affected by foreign exchange fluctuations. From time to time, Penn West may use financial instruments to fix future exchange rates.

Changes in the fair value of all outstanding financial commodity, power, interest rate and foreign exchange contracts are reflected on the balance sheet with a corresponding unrealized gain or loss in income.

The following table reconciles the changes in the fair value of financial instruments outstanding on December 31, 2007:

Risk Management	2007	2006
Balance, beginning of year	$54.0	$8.5
Unrealized gain (loss) on financial instruments:
Commodity collars	(182.0)	51.3
Electricity swaps	(18.3)	(5.6)
Interest rate swaps	0.5	(0.2)
Foreign exchange forwards	(1.8)	—
Fair value, end of year	$(147.6)	$54.0

Penn West had the following financial instruments outstanding as at December 31, 2007:

	Notional Volume		Remaining Term	Pricing		Market Value
Crude oil collars
WTI Collars	10,000 bbls/d		Jan/08 – Jun/08	US$	60.00 to 94.55/bbl	$(9.2)
WTI Collars	20,000 bbls/d		Jan/08 – Dec/08	US$	67.50 to 79.18/bbl	(109.8)
WTI Collars	10,000 bbls/d		Jul/08 – Dec/08	US$	67.00 to 79.23/bbl	(24.9)
Natural gas collars
AECO Collars	9,200 mcf/d		Jan/08 – Mar/08	$ 8.18 to $12.15/mcf		1.1
AECO Collars	46,000 mcf/d		Jan/08 – Oct/08	$ 6.64 to $7.79/mcf		(0.7)
AECO Collars	46,000 mcf/d		Apr/08 – Oct/08	$ 6.60 to $7.19/mcf		(2.0)
Electricity swaps
Alberta Power Pool Swaps	32 MW		2008	$75.02/MWh		—
Alberta Power Pool Swaps	30 MW		2009	$76.23/MWh		0.1
Alberta Power Pool Swaps	30 MW		2010	$76.23/MWh		(0.7)
Interest rate swaps
	$100.0		Jan/08 – Mar/08	4.356%		0.3
	$100.0		Jan/08 – Nov/10	4.264%		—
Foreign exchange forwards
8-year term	US$	80.0	2015	1.00934 CAD/USD		(0.6)
10-year term	US$	80.0	2017	1.00165 CAD/USD		(0.6)
12-year term	US$	70.0	2019	0.99125 CAD/USD		(0.2)
15-year term	US$	20.0	2022	0.98740 CAD/USD		(0.4)
Total						$(147.6)

A realized gain of $11.0 million (2006 – $17.3 million) on the electricity contracts has been included in operating costs.

Realized gains and losses on the interest rate swaps are charged to interest expense. During the year, the fixed rate and the floating rate were approximately equal, resulting in no reportable gain or loss being charged to interest rate expense in relation to the interest rate swaps.

12.  Per unit amounts

The number of incremental units included in diluted earnings per unit is computed using the average volume-weighted market price of trust units for each interim period. In addition, contracts that could be settled in cash or trust units are assumed settled in trust units if unit settlement is more dilutive.

The weighted average number of trust units used to calculate per unit amounts was:

	Year ended December 31
	2007	2006
Basic	239,374,970	200,758,870
Diluted impact	2,134,221	2,750,624
Diluted	241,509,191	203,509,494

For the year ended December 31, 2007, 7.50 million trust unit rights (2006 – 1.7 million) were excluded in calculating the weighted average number of diluted trust units outstanding, as they were considered anti-dilutive.

13.  Contractual obligations and commitments

The following is a summary of the contractual obligations due in the next five years and thereafter:

	2008	2009	2010	2011	2012	Thereafter
Long-term debt	$—	$—	$1,485.4	$—	$—	$457.8
Transportation	13.9	5.8	2.2	0.1	—	—
Transportation ($US)	2.3	2.3	2.3	2.3	2.3	6.4
Power infrastructure	6.2	4.2	4.2	4.2	4.2	7.6
Drilling rigs	7.7	2.4	1.2	—	—	—
Purchase obligations (1)	13.3	13.3	13.3	13.3	13.2	41.1
Office lease	$19.4	$19.6	$17.3	$16.5	$16.2	$104.3

(1)   These amounts represent estimated commitments of $84.4 million for CO2 purchases and $23.1 million for processing fees related to interests in the Weyburn Unit.

The $4.0 billion syndicated credit facility expires on January 11, 2011. If we were not successful in renewing or replacing the facility, we could be required to repay all amounts then outstanding on the facility or enter term bank loans. We believe the facility will be renewed prior to that time.

14.  Changes in non-cash working capital

	Year ended December 31
	2007	2006
Accounts receivable	$(8.8)	$(54.3)
Other current assets	10.3	(27.0)
Accounts payable and accrued liabilities	(24.8)	68.2
Petrofund acquisition	—	(18.8)
	(23.3)	(31.9)
Operating activities	(38.2)	(43.6)
Investing activities	14.9	11.7
Financing activities	—	—
	$(23.3)	$(31.9)

15.  Working capital components

	2007	2006
Components of accounts receivable
Trade	$54.2	$31.0
Accruals	221.6	234.9
Other	1.7	2.8
	$277.5	$268.7
Components of other assets
Prepaid expenses	$23.4	$23.4
Inventory	22.3	32.6
	$45.7	$56.0
Components of accounts payable and accrued liabilities
Accounts payable	$98.7	$89.4
Royalty payable	68.1	71.4
Capital accrual	113.4	115.0
Operating accrual	52.8	92.0
Other	26.3	16.3
	$359.3	$384.1

16.  Related-party transactions

During 2007, Penn West paid $1.3 million (2006 – $4.1 million) of legal fees in the normal course of business to a law firm of which a partner is also a director of Penn West.

17.  Petrofund acquisition

Penn West purchased Petrofund effective June 30, 2006. Penn West accounted for the acquisition of Petrofund using the purchase method of accounting. The consolidated financial statements of Penn West include the results of operations and cash flows of Petrofund from July 1, 2006 forward. The allocation of the consideration paid to the fair value of the identifiable assets and liabilities was as follows:

Purchase Price
70.7 million Penn West trust units issued (1)	$3,032.4
Transaction costs	25.0
$3,057.4

Allocation of the Purchase Price
Property, plant and equipment	$3,323.3
Working capital (deficiency)	(10.0)
Bank loan	(610.4)
Future income taxes	(199.5)
Asset retirement obligations	(98.0)
Goodwill	652.0
$3,057.4

(1)  Units issued at $42.91 per unit based on volume-weighted average for the five-day period, including two days before and two days after the announcement of the transaction.

18.  Subsequent events

Canetic acquisition

On January 11, 2008, Penn West closed its acquisition of Canetic for a total acquisition cost of approximately $3.6 billion, funded through the issuance of 124.3 million trust units, calculated based on the volume weighted average trading price of the units around the date of the announcement, discounted by five percent. Bank debt and estimated working capital deficiency of $1.6 billion, including transaction costs, and convertible debentures with a fair value of $260.0 million was also assumed.

Vault acquisition

On January 10, 2008, Penn West closed its acquisition of Vault for a total acquisition cost of approximately $158.7 million funded through the issuance of 5.6 million trust units and cash paid for the warrants. The trust unit value was calculated based on the volume weighted average trading price of the units around the date of the announcement, discounted by five percent. Also assumed was bank debt plus estimated working capital deficiency of $126.4 million, including transaction costs, and convertible debentures with a fair value of $100.9 million. Subsequent to the close of the Vault acquisition, Penn West made its compulsory offer to redeem the Vault convertible debentures for cash at 101 percent of the principle amounts. On March 5, 2008, Penn West retired $23.8 million of the principle amount of the debentures for $24.5 million including the premium and accrued interest.

INVESTOR AND CORPORATE INFORMATION

Directors

John A. Brussa

Chairman

Calgary, Alberta

Jack C. Lee

Vice Chairman

Calgary, Alberta

William E. Andrew

Calgary, Alberta

Thomas E. Phillips (3)

Calgary, Alberta

James C. Smith (1)(2)(3)

Calgary, Alberta

George H. Brookman (2)(4)(5)

Calgary, Alberta

James E. Allard (1)

Calgary, Alberta

Frank Potter (1)(4)

Toronto, Ontario

Shirley A. McClellan (1)(4)(5)

Hanna, Alberta

Robert G. Brawn (3)(5)

Calgary, Alberta

Daryl Gilbert (3)(5)

Calgary, Alberta

R. Gregory Rich (2)(4)

Houston, Texas

Officers

William Andrew

Director and Chief Executive Officer

Murray Nunns

President and

Chief Operating Officer

Todd Takeyasu

Executive VP, and

Chief Financial Officer

David Middleton

Executive VP, Operations

and Corporate Development

Thane Jensen

Senior VP, Exploration

and Development

Mark Fitzgerald

Senior VP, Engineering

Eric Obreiter

Senior VP, Production

Keith Luft

General Counsel and Senior VP,

Stakeholder Relations

Sherry Wendt

Corporate Secretary

Anne Thomson

VP, Exploration – Gas District

Doug Marjerrison

VP, Development – Gas District

Brian Keller

VP, Exploration – Light Oil District

Don Wood

VP, Development – Light Oil District

Brett Frostad

VP, Exploration – Heavy Oil District

Gregg Gegunde

VP, Development – Heavy Oil District

Kristian Tange

VP, Corporate Development

and Planning

David Sterna
VP, Marketing

Keith Rockley

VP, Human Resources and
Corporate Administration

Lucas Law

VP, Acquisitions and Divestments

Don Robson

VP, Land

John Artym

VP, Health, Safety and Training

Bill Morgan

VP, Joint Venture and

 Midstream Services

Notes:

(1)   Member of the Audit Committee

(2)   Member of the Human Resources and Compensation Committee

(3)   Member of the Reserves Committee

(4)   Member of the Governance Committee

(5)   Member of the Health, Safety and Environment Committee

Legal Counsel

Burnet, Duckworth & Palmer LLP

Calgary, Alberta

Dorsey & Whitney LLP

Vancouver, B.C.

Enerlaw LLP

Calgary, Alberta

Independent Reserve Evaluator

GLJ Petroleum Consultants Ltd.
Calgary, Alberta

Auditors

KPMG LLP

Calgary, Alberta

Bankers

Canadian Imperial Bank of Commerce

Royal Bank of Canada

The Bank of Nova Scotia

Bank of Montreal

Bank of Tokyo-Mitsubishi UFJ (Canada)

Alberta Treasury Branches

Sumitomo Mitsui Banking Corporation of Canada

BNP Paribas (Canada)

Societe Generale (Canada Branch)

HSBC Bank Canada

The Toronto Dominion Bank

Citibank, N.A., Canadian Branch

National Bank of Canada

Fortis Capital (Canada) Ltd.

Bank of America, N.A., Canada Branch

West LB AG, Toronto Branch

Union Bank of California, Canada Branch

Caisse Centrale Desjardins

Transfer Agent

CIBC Mellon Trust Company

Calgary, Alberta

Investors are encouraged to contact CIBC Mellon Trust Company for information regarding their security holdings. They can be reached at:

CIBC Mellon Trust Company

(416) 643-5000 or toll-free throughout

North America at 1-800-387-0825

Email: inquiries@cibcmellon.ca

Website: www.cibcmellon.ca

Stock Exchange Listing

Toronto Stock Exchange

Trading Symbol: PWT.UN

Debentures: PWT.DB.A, PWT.DB.B, PWT.DB.C,

PWT.DB.D, PWT.DB.E and PWT.DB.F

New York Stock Exchange

Trading Symbol: PWE

Head Office

Suite 2200, 425 – First Street S.W.
Calgary, Alberta T2P 3L8
Telephone:	(403) 777-2500
Toll-free:	1-866-693-2707
Fax:	(403) 777-2699
Website:	www.pennwest.com

For further information contact:

Investor Relations

Toll-free: 1-888-770-2633

Email: investor_relations@pennwest.com

William Andrew

Chief Executive Officer

Phone: (403) 777-2502

Email: bill.andrew@pennwest.com

Notes to Reader

This document contains forward-looking statements (forecasts) under applicable securities laws. Forward-looking statements are necessarily based upon assumptions and judgements with respect to the future including, but not limited to, the outlook for commodity markets and capital markets, the performance of producing wells and reservoirs, and the regulatory and legal environment. Many of these factors can be difficult to predict. As a result, the forward-looking statements are subject to known or unknown risks and uncertainties that could cause actual results to differ materially from those anticipated or implied in the forward-looking statements.

Refer to our MD&A for a more detailed discussion of forward-looking statements.

Suite 2200, 425 – First Street S.W.
Calgary, Alberta T2P 3L8
Telephone: (403) 777-2500
Toll-free: 1-866-693-2707
Fax: (403) 777-2699

www.pennwest.com